               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13D
                        (Amendment No. 4)

            Under the Securities Exchange Act of 1934


               Dairy Mart Convenience Stores, Inc.
                        (Name of Issuer)


         Class B Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                            233860105
                         (CUSIP Number)



                DM Associates Limited Partnership

                      c/o Charles Nirenberg
               Dairy Mart Convenience Stores, Inc.
                        One Vision Drive
                        Enfield, CT 06082
                         (203) 741-4444
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                        January 27, 1995
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement:

CUSIP No. 233860105

1)   Name of Reporting Person, S.S. or I.R.S. Identification No.
     of Above Person: DM ASSOCIATES LIMITED PARTNERSHIP

     IRS Identification No.: 06-1334995

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)

     (b)  X

3)   SEC Use Only:

4)   Source of Funds: WC,00

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):

6)   Citizenship or Place of Organization: Connecticut

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

7) Sole Voting Power: Voting and dispositive power of the Shares (as defined in this Schedule 13D) owned of record by DM Associates Limited Partnership are held by its general partners, DM Management I and DM Management II.

8)   Shared Voting Power: See question 7 above.

9)   Sole Dispositive Power: See question 7 above.

10)  Shared Dispositive Power: See question 7 above.

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person: 0 (See Item 5)

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  X

13) Percent of Class Represented by Amount in Row (11): Not applicable.

14)  Type of Reporting Person: PN

CUSIP No. 233860105

1)   Name of Reporting Person, S.S. or I.R.S. Identification No.
     of Above Person: NEW DM MANAGEMENT ASSOCIATES I

     IRS Identification No.: Applied For

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)

     (b)  X

3)   SEC Use Only:

4)   Source of Funds: Not Applicable

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):

6)   Citizenship or Place of Organization: Connecticut

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

7)   Sole Voting Power: 0

8)   Shared Voting Power: 1,531,140

9)   Sole Dispositive Power: 0

10)  Shared Dispositive Power: 1,531,140

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person: 1,531,140 (See Item 5)

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  X

13)  Percent of Class Represented by Amount in Row (11): 54.9%

14)  Type of Reporting Person: PN

CUSIP No. 233860105

1)   Name of Reporting Person, S.S. or I.R.S. Identification No.
     of Above Person: NEW DM MANAGEMENT ASSOCIATES II

     I.R.S. Identification No.: Applied For

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)

     (b)  X

3)   SEC Use Only:

4)   Source of Funds: Not Applicable

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):

6)   Citizenship or Place of Organization: Connecticut

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

7)   Sole Voting Power: 0

8)   Shared Voting Power: 327,603

9)   Sole Dispositive Power: 0

10)  Shared Dispositive Power: 327,603

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person: 327,603 (See Item 5)

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  X

13)  Percent of Class Represented by Amount in Row (11): 11.7%

14)  Type of Reporting Person: PN

CUSIP No. 233860105

1)   Name of Reporting Person, S.S. or I.R.S. Identification No.
     of Above Person: Charles Nirenberg

     S.S. No.: ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)

     (b)  X

3)   SEC Use Only:

4)   Source of Funds: PF

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):

6)   Citizenship or Place of Organization: United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

7)   Sole Voting Power: 500

8)   Shared Voting Power: 1,530,590

9)   Sole Dispositive Power: 1,531,090

10)  Shared Dispositive Power: 0

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person: 1,531,090 (See Item 5)

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  X

13)  Percent of Class Represented by Amount in Row (11): 54.9%

14)  Type of Reporting Person: IN

CUSIP No. 233860105

1)   Name of Reporting Person, S.S. or I.R.S. Identification No.
     of Above Person: Robert B. Stein, Jr.

     S.S. NO.: ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)

     (b)  X

3)   SEC Use Only:

4)   Source of Funds: PF

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):

6)   Citizenship or Place of Organization: United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

7)   Sole Voting Power: 750

8)   Shared Voting Power: 1,524,442

9)   Sole Dispositive Power: 750

10)  Shared Dispositive Power: 0

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person: 1,525,192 (See Item 5)

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  X

13)  Percent of Class Represented by Amount in Row (11): 54.7%

14)  Type of Reporting Person: IN

CUSIP No. 233860105

1)   Name of Reporting Person, S.S. or I.R.S. Identification No.
     of Above Person: Gregory G. Landry

     S.S. No.: ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)

     (b)  X

3)   SEC Use Only:

4)   Source of Funds: PF

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):

6)   Citizenship or Place of Organization: United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

7)   Sole Voting Power: 21,374

8)   Shared Voting Power: 1,199,999

9)   Sole Dispositive Power: 327,603

10)  Shared Dispositive Power: 0

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person: 1,527,602 (See Item 5)

12) Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares:  X

13)  Percent of Class Represented by Amount in Row (11): 54.8%

14)  Type of Reporting Person: IN

CUSIP No. 233860105

1)   Name of Reporting Person, S.S. or I.R.S. Identification No.
     of Above Person: Mitchell J. Kupperman

     S.S. No.: ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)

     (b)  X

3)   SEC Use Only:

4)   Source of Funds: PF

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):

6)   Citizenship or Place of Organization: United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

7)   Sole Voting Power: 14,974

8)   Shared Voting Power: 1,509,073

9)   Sole Dispositive Power: 14,974

10)  Shared Dispositive Power: 0

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person: 1,524,047 (See Item 5)

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares:   X

13)  Percent of Class Represented by Amount in Row (11): 54.7%

14)  Type of Reporting Person: IN

CUSIP No. 233860105

1)   Name of Reporting Person, S.S. or I.R.S. Identification No.
     of Above Person: Frank Colaccino

     S.S. No.: ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)

     (b)  X

3)   SEC Use Only:

4)   Source of Funds: PF

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):

6)   Citizenship or Place of Organization: United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

7)   Sole Voting Power: 365,611

8)   Shared Voting Power: 0

9)   Sole Dispositive Power: 59,382

10)  Shared Dispositive Power: 0

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person: 365,856 (See Item 5)

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  X

13)  Percent of Class Represented by Amount in Row (11): 11.94%

14)  Type of Reporting Person: IN

Item 1.   Security and Issuer

     This Schedule 13D relates to the Class B Common Stock, par value $.01 per share (the "Shares"), of Dairy Mart Convenience Stores, Inc, a Delaware corporation (the "Company"). The Company's principal executive offices are located at One Vision Drive, Enfield, Connecticut 06082. This Schedule 13D amends and restates a Schedule 13D dated March 12, 1992, as amended by
Schedule 13D (Amendment No. 1), dated August 29, 1994, and Amendments No. 2, dated September 1, 1994 and September 28, 1994.

Item 2.   Identity and Background

     This statement is being filed jointly by the following reporting persons and entities (collectively, the "Reporting Persons"): (i) DM Associates Limited Partnership ("DM Associates"); (ii) New DM Management Associates I ("DM Management I"); (iii) New DM Management Associates II ("DM Management II");
(iv) Charles Nirenberg; (v) Robert B. Stein, Jr.; (vi) Gregory G. Landry; (vii) Mitchell J. Kupperman; and (viii) Frank Colaccino. Each Reporting Person disclaims membership in a "group," within the meaning of Rule 13d-1(f)(2) and Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Act").

     1. DM Associates. DM Associates is a Connecticut limited partnership whose general partners are DM Management I and DM Management II and whose limited partners are HNB Investment Corp. ("HNB"), Mr. Nirenberg and The Nirenberg Foundation, Inc. (the "Foundation"). DM Associates' principal business is holding the 1,858,743 Shares described herein.

     2. DM Management I. DM Management I is a Connecticut general partnership whose general partners are Messrs. Stein, Landry, Kupperman and Nirenberg. The principal business of DM Management I is to serve as a general partner of DM Associates.

     3. DM Management II. DM Management II is a Connecticut general partnership whose general partners are Messrs. Stein, Landry, Kupperman, Nirenberg and Colaccino. The principal business of DM Management II is to serve as a special general partner of DM Associates. The address of the principal businesses and offices of DM Associates, DM Management I and DM Management II is c/o Charles Nirenberg, Dairy Mart Convenience Stores, Inc., One Vision Drive, Enfield, CT 06082.

     4. Information Regarding Individuals. Set forth below are the name, business or residence address and principal occupation of each of the Reporting Persons who are individuals.

                        Business or         Principal
Name                 Residence Address     Employment

Charles Nirenberg    One Vision Drive      Chairman of the
Board-
                     Enfield, CT 06082     the Company

Robert B. Stein, Jr. One Vision Drive      Chief Operating
                     Enfield, CT 06082     Officer-the Company

Gregory G. Landry    One Vision Drive      Executive Vice
                     Enfield, CT 06082     President, Treasurer
                                           and Chief Financial
                                           Officer-the Company

Mitchell J.          One Vision Drive      Executive Vice
Kupperman            Enfield, CT 06082     President-Human
                                           Resources-the Company

Frank Colaccino      57 Thistledown
                     Suffield, CT 06078


All of the foregoing individuals are United States citizens.

     None of the persons or entities set forth above has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     In March 1992 DM Associates purchased in cash from certain stockholders of the Company, as described in Item 4 below, 1,233,743 Shares at $12.00 per share, aggregating $14,804,916 (the "Purchase Price"). In addition, 625,000 Shares were contributed to DM Associates by: (i) Mr. Nirenberg who contributed 616,667 Shares; and (ii) the Foundation, a charitable foundation controlled by Mr. Nirenberg, which contributed 8,333 Shares, as described in Item 4 below.

     The source of funds for the Purchase Price was: (i) a $7,100,000 loan (the "Loan") to DM Associates by the Connecticut Development Authority ("CDA") pursuant to a certain Loan Agreement (the "Loan Agreement") dated March 12, 1992, between DM Associates and the CDA; and (ii) cash equity contributions to DM
      Associates by certain of its partners. The Loan is secured by a collateral pledge to the CDA by DM Associates of 1,220,000 Shares (the "Pledged Shares"), pursuant to a Stock Pledge Agreement (the "Stock Pledge Agreement") dated March 12, 1992, between DM Associates and the CDA. 638,743 of the Shares have not been pledged. The Loan will mature and be due and payable on July 31, 1997.

     Each Share of Class B Common Stock has voting rights equal to that of ten times the voting power of each share of Class A Common Stock. The Shares owned directly by DM Associates represent approximately 60.7% of the total voting power of all the issued and outstanding shares of Class A Common Stock and Class B Common Stock combined.

     On September 30, 1994, FCN Properties Corporation ("FCN"), a corporation owned by Mr. Nirenberg, purchased all of CDA's right, title and interest in and to the Loan.

Item 4.   Purpose of Transaction

     Mr. Nirenberg, his wife Janet Nirenberg, the Foundation, and the Janet Nirenberg 1987 Trust and the Charles Nirenberg Charitable Remainder Trust (both such trusts being referred to as the "Trusts"), entered into a Stock Purchase Agreement with DM Associates dated March 12, 1992. Pursuant to the Stock Purchase Agreement, Mr. Nirenberg, Janet Nirenberg, the Foundation and the Trusts agreed to sell, and DM Associates agreed to purchase, 1,233,743 Shares for $12.00 per Share. In addition, Mr. Nirenberg and the Foundation contributed to DM Associates 625,000 Shares in exchange for limited partnership interests in DM Associates, pursuant to a Contribution and Exchange Agreement dated March 12, 1992. The acquisition of such 1,875,743 Shares is referred to herein as the "1992 Acquisition."

     At the time of the 1992 Acquisition, the sole general partner of DM Associates was DM Management Associates (the "Former General Partner"). The Former General Partner was a Connecticut general partnership whose managing general partner was Mr. Colaccino.

     On August 30, 1994, the Former General Partner was dissolved as a result of the withdrawal of a general partner of the Former General Partner and the failure of the remaining general partners to continue the Former General Partner. On September 8, 1994, the limited partners of DM Associates, pursuant to the Partnership Agreement of DM Associates (including the Amendments to the Limited Partnership Agreement described below, the "Limited Partnership Agreement"), appointed New DM Management Associates ("NDMMA"), a Connecticut general partnership whose managing general partner was Mr. Nirenberg and whose other general
      partners were Messrs. Stein, Landry and Kupperman, as the sole general partner of DM Associates. On January 27, 1995, NDMMA was dissolved by agreement of its general partners. Effective September 8, 1994, the Limited Partnership Agreement was amended (the "Amendments to the Limited Partnership Agreement"): (i) to appoint DM Management I as a new general partner of DM Associates; (ii) to appoint DM Management II as a special general partner of DM Associates; and (iii) to modify, among other things, the voting and dispositive rights of the partners with respect to the Shares that are nominally owned by DM Associates. The Amendments to the Limited Partnership Agreement were formally executed on January 27, 1995. NDMMA did not take any action with respect to the Shares or otherwise during the period from September 8, 1994 through January 27, 1995.

     In connection with the 1992 Acquisition, DM Associates, the Former General Partner and Mr. Colaccino filed a Schedule 13D, dated March 12, 1992, as amended by Schedule 13D (Amendment No.
1), dated August 29, 1994, and Amendments No. 2, dated September 1, 1994 and September 8, 1994 (collectively the "1992 Schedule 13D"). In order to reflect: (i) changes in the number of Shares beneficially owned by certain Reporting Persons; (ii) that the Former General Partner has ceased to be the beneficial owner of more than five percent of the Shares; and (iii) that the Reporting Persons disclaim membership in a "group," within the meaning of Rule 13d-1(f)(2) and Rule 13d-5(b)(1) of the Act, the Reporting Persons have caused this Schedule 13D (Amendment No. 4) to be filed. This Schedule 13D (Amendment No. 4) amends and restates the entire 1992 Schedule 13D.

     None of the Reporting Persons has any plan or proposal to:
(i) change the number or the composition of the present Board of Directors or management of the Company; (ii) acquire any additional securities of the Company (other than the receipt of stock options and similar compensation as management of the Company); or (iii) take any of the other actions set forth in
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     The following table sets forth certain information concerning beneficial ownership of Shares by each Reporting
Person:

                                   SHARES
                                BENEFICIALLY      PERCENT OF
NAME OF REPORTING PERSON           OWNED           CLASS (1)

DM Associates                     naging Partner d   --
DM Management I                 1,531,140         54.9%  (2)
DM Management II                  327,603         11.7%  (3)
Charles Nirenberg               1,531,090         55.0%  (4)
Robert B. Stein, Jr.            1,525,192         54.7%  (5)
Gregory G. Landry               1,527,602         54.8%  (6)
Mitchell J. Kupperman           1,524,047         54.7%  (7)
Frank Colaccino                   365,611         11.94% (8)


(1) Based on 2,785,996 Shares issued and outstanding as of December 31, 1994.

(2)  DM Management I, as managing general partner of DM
     Associates, has voting and dispositive power with respect to these Shares.

(3)  DM Management II, as special general partner of DM
     Associates, has voting and dispositive power with respect to these Shares.

(4) Includes: (i) 500 Shares which Mr. Nirenberg beneficially owns individually and has sole voting and dispositive power; and (ii) 1,530,590 Shares as to which Mr. Nirenberg (a) shares voting power with Messrs. Stein, Landry and Kupperman, as general partners of DM Management I, and (b) has sole dispositive power as managing general partner of DM Management I. Mr. Nirenberg, as an officer, director and the sole shareholder of FCN, also has shared voting and dispositive power as the pledgee under the Stock Pledge Agreement, with respect to 1,220,000 of the 1,530,590 Shares listed in (ii) of this Note 4. Does not include 500 shares of Class A Common Stock beneficially owned by Mr. Nirenberg.

(5) Includes: (i) 750 Shares subject to currently exercisable options, which Mr. Stein beneficially owns individually and has sole voting and dispositive power; and (ii) 1,524,442 Shares as to which Mr. Stein shares voting power with Messrs. Nirenberg, Landry and Kupperman, as general partners of DM Management I. Does not include 59,475 shares of Class A Common Stock beneficially owned by Mr. Stein, 59,375 of which are subject to currently exercisable options.

(6) Includes: (i) 1,199,999 Shares as to which Mr. Landry shares voting power with Messrs. Nirenberg, Stein and Kupperman, as general partners of DM Management I; and (ii) 327,603 Shares as to which Mr. Landry has sole dispositive power, as a general partner of DM Management II. Mr. Landry also has sole voting power as a general partner of DM Management II with respect to 21,374 of the 327,603 Shares listed in (ii) of this Note 6. Does not include 35,375 shares of Class A Common Stock subject to currently exercisable options which are beneficially owned by Mr. Landry.

(7) Includes: (i) 14,974 Shares which Mr. Kupperman beneficially owns individually and has sole voting and dispositive power, 3,750 of which are subject to currently exercisable options; and (ii) 1,509,073 Shares as to which Mr. Kupperman shares voting power with Messrs. Nirenberg, Stein and Landry, as general partners of DM Management I. Does not include 70,931 shares of Class A Common Stock beneficially owned by Mr. Kupperman, 66,250 of which are subject to currently exercisable options.

(8) Includes: (i) 59,382 Shares which Mr. Colaccino beneficially owns individually and has sole voting and dispositive power, 10,000 of which are subject to currently exercisable options; and (ii) 306,229 Shares as to which Mr. Colaccino has sole voting power as a general partner of DM Management
     II. Does not include 144,725 shares of Class A Common Stock beneficially owned by Mr. Colaccino, 140,000 of which are subject to currently exercisable options.

     Each Reporting Person expressly declares that such Reporting Person is not part of a "group," within the meaning of Rule 13d-1(b)(2) and Rule 13d-5(b)(1) of the Act, with any other Reporting Person and that the filing of this Schedule 13D by each Reporting Person shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d), or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares reported in this Schedule 13D other than the Shares listed next to the Reporting Person's name in the column "Shares Beneficially Owned" in the foregoing table.

     As set forth in Item 6 below, upon certain defaults occurring under the Loan, FCN may vote and/or sell the Pledged Shares and realize the proceeds thereof. In addition, dividends declared on the Pledged Shares may either be pledged to FCN or applied as partial prepayments against the outstanding loan balance, at DM Associates' option.

     FCN and Mr. Nirenberg, as an officer, director and the sole shareholder of FCN, have shared voting and dispositive power with respect to 1,220,000 of the 1,530,590 Shares reported as beneficially owned above, as the pledgee under the Stock Pledge Agreement. FCN and Mr. Nirenberg filed a Schedule 13D, dated September 30, 1994, as amended by Schedule 13D (Amendment No. 1), dated January 27, 1995, with respect to such 1,220,000 pledged Shares.

     During the past sixty days, none of the Reporting Persons has effected any transactions in the Shares.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     DM Management I, as the managing general partner of DM Associates, has the right to exercise all voting, dispositive and other rights with respect to 1,531,140 of the Shares (the "DM Management I Shares") held by DM Associates. DM Management II, as the special general partner of DM Associates, has the right to exercise all voting, dispositive and other rights with respect to the remaining 327,603 Shares (the "DM Management II Shares") held by DM Associates. DM Management I cannot dispose of more than 360,000 of the DM Management I Shares and DM Management II cannot dispose of any of the DM Management II Shares without the prior approval of the DM Associates limited partners owning at least 60% of the percentage interests of DM Associates. Mr. Nirenberg and HNB are the only limited partners of DM Associates whose limited partnership interests aggregate to 60% of the percentage interests of DM Associates. In addition, prior to voting the 1,858,743 Shares, DM Management I and DM Management II will consult with HNB as to the voting of such Shares. If, after consultation with HNB, DM Management I and DM Management II vote the Shares in a manner with which HNB disagrees, HNB shall have the right to dissolve DM Associates.

          Pursuant to the Partnership Agreement of DM Management
I, Mr. Nirenberg, as managing general partner of DM Management I, cannot exercise voting rights with respect to the DM Management I Shares, unless he obtains the consent of the general partners owning 50% of the percentage interests of DM Management I (which 50% may include the percentage interest owned by Mr. Nirenberg). If Mr. Nirenberg fails to vote the DM Management I Shares in such a manner as the partners representing more than 50% of the percentage interests of DM Management I direct, then such shares may be voted by the general partners owning 50% of the percentage interests. Mr. Nirenberg, Mr. Stein, Mr. Landry and Mr. Kupperman own 46.4287%, 17.8571%, 17.8571% and 17.8571%, respectively, of the percentage interests of DM Management I. The number of DM Management I Shares which the managing general partner or the general partners owning 50% of the percentage interests may vote is reduced by the number of shares that has the same amount of voting power as the aggregate number of Non-DM I Shares, as defined below, as to which the applicable partner has voting or dispositive power (the "Excluded Shares"). Non-DM I Shares means shares of Class A or Class B Common Stock of the Company which a partner beneficially owns, other than the DM Management I Shares.

     Mr. Nirenberg, as managing general partner of DM Management I, has the right to exercise all dispositive power with respect to the DM Management I Shares (except for the Excluded Shares that are applicable to Mr. Nirenberg), subject to the approval of the limited partners of DM Associates owning at least 60% of the percentage interests of DM Associates.

     Pursuant to the Partnership Agreement of DM Management II, Mr. Colaccino, as a general partner of DM Management II, has the right to exercise all voting rights with respect to 306,229 of the DM Management II Shares. Mr. Landry, as a general partner of DM Management II, has the right to exercise (i) all voting rights with respect to the remaining 21,374 DM Management II Shares, and
(ii) all dispositive rights with respect to all of the DM Management II Shares, subject to the approval of the limited partners of DM Associates owning at least 60% of the percentage interests of DM Associates. Prior to voting the DM Management II Shares, Mr. Colaccino is required to obtain the prior approval of Mr. Landry as to the manner in which they are to be voted.

     The Partnership Agreement provides in Section 6.7 thereof for certain priorities and preferences with respect to distributions to the partners, which Section is specifically incorporated herein by reference.

     In addition, the Loan Agreement and Stock Pledge Agreement require the consent of FCN before the Pledged Shares owned by DM Associates can be voted for certain events or transactions, including dissolution of the Company, merger of the Company, acquisition of the Company by any other person and amendment of the charter of the Company in a manner that would effect a change in the preference or priority of the Shares or which would violate or result in a default under the Loan Agreement. The Loan Agreement also provides that a default of the Loan will occur upon certain events occurring, as set forth in Section 6.1 of the Loan Agreement, which section is incorporated herein by reference. If a default occurs under the Loan Agreement, FCN has the right to sell or otherwise dispose of the Pledged Shares pursuant to the Stock Pledge Agreement. Unless such a default occurs, DM Associates has the right to vote the Pledged Shares, subject to having received the required consents of FCN as set forth above with respect to certain matters.

Item 7.   Material to be Filed as Exhibits

     The following are filed as Exhibits to this Schedule 13D:

Exhibit A -  Loan Agreement dated March 12, 1992, between DM
             Associates and CDA. Incorporated herein by reference to Exhibit A of the Schedule 13D, dated March 12, 1992, filed by DM Associates, the Former General Partner and Mr. Colaccino.
Exhibit B -  Stock Pledge Agreement dated March 12, 1992, between
             DM Associates and CDA. Incorporated herein by reference to Exhibit B of the Schedule 13D, dated March 12, 1992, filed by DM Associates, the Former General Partner and Mr. Colaccino.
Exhibit C -  Stock Purchase Agreement dated March 12, 1992, among
             DM Associates and the Selling Stockholders.
             Incorporated herein by reference to Exhibit C of the
             Schedule 13D, dated March 12, 1992, filed by DM Associates, the Former General Partner and Mr. Colaccino.
Exhibit D -  Contribution and Exchange Agreement dated March 12,
             1992, among DM Associates, Mr. Nirenberg and the Foundation. Incorporated herein by reference to Exhibit D of the Schedule 13D, dated March 12, 1992, filed by DM Associates, the Former General Partner and Mr. Colaccino.

Exhibit E -  DM Associates Limited Partnership Agreement dated
             March 12, 1992. Incorporated herein by reference to Exhibit E of the Schedule 13D, dated March 12, 1992, filed by DM Associates, the Former General Partner and Mr. Colaccino.
Exhibit F -  First Amendment to Partnership Agreement of DM
             Associates Limited Partnership dated as of September
             8, 1994.
Exhibit G -  Partnership Agreement of DM Management I dated as of
             September 8, 1994.
Exhibit H -  Partnership Agreement of DM Management II dated as of September 8, 1994.
Exhibit I -  Section 6.7 of DM Associates Limited Partnership
             Agreement.
Exhibit J -  Section 6.1 of Loan Agreement.
Exhibit K -  Agreement relating to the joint filing of this
             Schedule 13D as required by Rule 13d-1(f).

     After reasonable inquiry and the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct as of this 6th day of February, 1995.


NEW DM MANAGEMENT ASSOCIATES I   DM ASSOCIATES LIMITED
                                   PARTNERSHIP

                                 By New DM Management Associates
I
By: /s/ Charles Nirenberg           Its General Partner
   Charles Nirenberg
   Its Managing Partner
                                 By: /s/ Charles Nirenberg
                                   Charles Nirenberg
                                   Its Managing General Partner
NEW DM MANAGEMENT ASSOCIATES II


                                 /s/ Charles Nirenberg
By: /s/ Charles Nirenberg        Charles Nirenberg
   Charles Nirenberg
   Its Managing Partner
                                 /s/ Robert B. Stein, Jr.
                                 Robert B. Stein, Jr.


                                 /s/ Gregory G. Landry
                                 Gregory G. Landry


                                 /s/ Mitchell J. Kupperman
                                 Mitchell J. Kupperman


                                 /s/ Frank Colaccino
                                 Frank Colaccino

                            EXHIBIT F


                       FIRST AMENDMENT TO
                    PARTNERSHIP AGREEMENT OF
                DM ASSOCIATES LIMITED PARTNERSHIP


          This Agreement is made as of the 8th day of September, 1994, among HNB Investment Corp. Charles Nirenberg, The Nirenberg Foundation, Inc., New DM Management Associates I and New DM Management Associates II, as an amendment to the Partnership Agreement of DM Associates Limited Partnership ("DM Associates").


                            PREAMBLE

          DM Associates was formed on March 12, 1992, by the execution of a Partnership Agreement on that date (the "Partnership Agreement"). Subsequent thereto, the general partner of DM Associates, DM Management Associates, has been dissolved and Limited Partners of DM Associates constituting a Super Majority (as defined in the Partnership Agreement) have appointed New DM Management Associates I, a Connecticut general partnership, as a general partner of DM Associates. Such Super Majority has also appointed New DM Management Associates II, a Connecticut general partnership, as a special general partner of DM Associates (the "Special General Partner"), which Special General Partner shall have certain rights with respect to the voting of certain of the Class B Common Stock of Dairy Mart Convenience Stores, Inc. ("DMCS") owned by DM Associates. This Agreement is an amendment to the Partnership Agreement which sets forth the appointment of such new general partners and certain other amended terms of the Partnership Agreement that have been agreed upon in conjunction therewith. Capitalized terms used herein which are not defined herein shall have the meaning ascribed to them in the Partnership Agreement.


                           WITNESSETH

          Now, therefore, the parties hereto have agreed as follows:

     1. New DM Management Associates I is hereby appointed as a general partner of DM Associates. Except to the extent expressly set forth herein to the contrary, (a) the defined term "General Partner" in the Partnership Agreement and herein shall refer to New DM Management Associates I, (b) all references to the General Partner in the Partnership Agreement shall refer to New DM Management Associates I, and (c) New DM Management Associates I shall have all of the powers, rights, privileges and obligations of the General Partner under the Partnership Agreement.

     2. New DM Management Associates II is hereby appointed as a special general partner of DM Associates, provided that it shall have only those powers, rights, privileges and obligations as are expressly set forth in Section 8.1(c) (which is being added to the Partnership Agreement by paragraph 8 below), and no others.

     3. Section 2.1 of the Partnership Agreement is hereby amended to add the words "and the Special General Partner" after "The General Partner" in the first line of such Section 2.1.

     4. Section 2.3 of the Partnership Agreement is hereby deleted and the following is substituted therefor:

          The principal office of the Partnership shall be located at One Vision Drive, Enfield, Connecticut,
          Attn: Charles Nirenberg, or such other place or places as the General Partner may, from time to time, designate after notice to all the Limited Partners. The agent for service of process shall be Charles Nirenberg, or such successor as may, from time to time, be designated by the General Partner.

     5. Section 5.1(a) of the Partnership Agreement is hereby deleted. Exhibit A to the Partnership Agreement is hereby deleted and replaced with Exhibit A attached hereto. The parties hereto acknowledge that the General Partner shall be deemed to have contributed to the capital of the Partnership in cash the amount of $700,000 (which is the amount that was previously contributed to the capital of the Partnership by a prior General Partner of the Partnership, DM Management Associates). The Special General Partner has made a $10 cash contribution to DM Associates in exchange for the Percentage Interest in the Partnership set forth on Exhibit A hereto. The Partners shall have the Percentage Interests in DM Associates set forth on Exhibit A hereto.

     6. Section 6.3(f) is hereby deleted and the following is substituted therefor:

          (f) Sixth, an amount of such proceeds up to the Unrecovered Capital of the General Partner and the Special General Partner shall be distributed to the General Partner and the Special General Partner, respectively;


     7. The following Section 6.7(a)(5A) is hereby added to the Partnership Agreement after Section 6.7(a)(5) thereof:

          (5A) Then, to the Special General Partner until the positive balance of the Capital Account of the Special
          General Partner is equal to the Unrecovered Capital of
          the Special General Partner.

     8. Sections 8.1 and 8.2 of the Partnership Agreement are hereby deleted and the Sections 8.1 and 8.2 set forth on Exhibit
B hereto are substituted therefor.

     9. Section 8.3A of the Partnership Agreement is hereby deleted and the following Section 8.3A is substituted therefor:

          Section 8.3A - Definition of Majority in Certain Circumstances. In the event the General Partner (or any person having an interest therein) holds any limited partnership interests in the Partnership, then, with respect to any proposed amendment to or modification of the rights, obligations or liabilities of the General Partner hereunder, which proposed amendment or modification requires a Majority (and not a different percentage) vote (assuming that there are provisions which require only such Majority vote; it being understood that if no such matters exist, this provision shall be deemed superfluous and without meaning), Majority shall mean Partners owning more than fifty percent (50%) of the Percentage Interests in the Partnership and in addition thereto the approval of the Class A Limited Partners.

     10. Section 12.5(a) is hereby deleted and the following is substituted therefor:

          (a) of an inconsequential nature and do not affect the rights of the Limited Partners or the Special General
          Partner in any material respect;

     11.  Section 9.1, Section 13.1, Article XIV, and Section
15.5 are hereby amended by adding the words "or the Special
General Partner" after each reference to the General Partner therein.

     12. Section 13.1 is hereby amended by adding to the last sentence of said Section after the word "misconduct" the following:

          malfeasance or fraud; or any act or acts outside the scope of its duties, as defined in Section 8.1 of this Agreement (as added by the First Amendment to this Agreement); or if it has breached any representation or warranty or any agreement or covenant contained in this Agreement and such breach has had a material adverse effect on the Partnership.

          13.  The first sentence of Section 14.1 is hereby
amended by adding after the word "misconduct" the following:

          malfeasance or fraud; or any act or acts outside the scope of its duties, as defined in Section 8.1 of this Agreement (as added by the First Amendment to this Agreement); or if it has breached any representation or warranty or any agreement or covenant contained in this Agreement and such breach has had a material adverse effect on the Partnership.

     14. Section 14.1 is hereby further amended by adding the words "(a) Except as set forth in Section 14.1(b) below" to the beginning of the second sentence of Section 14.1 and by adding the following Section 14.1(b):

          (b) In lieu of a notification signed by a Super Majority of the Partners, the General Partner and/or the Special General Partner may be removed as a general partner of the Partnership by written notice by HNB Investment Corp. to the General Partner or Special General Partner, as applicable, if HNB Investment Corp. delivers therewith a written opinion of outside legal counsel selected by HNB Investment Corp. to the General Partner and/or Special General Partner, as applicable, to the effect that the standards for removal of such general partner of the Partnership set forth in this
          Section 14.1 of this Partnership Agreement have been met. Notwithstanding the foregoing, such removal of the General Partner and/or the Special General Partner shall not be effective if the General Partner and/or Special General Partner, as applicable, notifies HNB Investment Corp., within 5 days after receiving such notice and such opinion of outside legal counsel, that the General Partner or Special General Partner, as applicable, disagrees with the conclusions set forth in such written opinion of counsel, unless an independent arbitrator to be selected by HNB Investment Corp. and the General Partner or Special General Partner, as applicable, determines that such standards for removal have been met.

     15. Section 15.1(c)(1) is hereby deleted and the following is substituted therefor:

          (1) a remaining General Partner, if any, other than the Special General Partner, continues the business of the Partnership, or

     16. Section 15.1(e) is hereby deleted and the following is substituted therefor:

          (e) The failure to elect a successor to a sole remaining General Partner which has withdrawn, dissolved or been removed, within the time required by
          Section 14.3; provided, however, that, for purposes of determining whether a Person is the sole remaining General Partner of the Partnership, the Special General Partner shall not be deemed to be a General Partner of the Partnership.

     17. References in the definition of "UnrecoverePartner e General Partner are hereby amended to add the words "and the Special General Partner" to each such reference.

     18. In the following Sections or provisions in Sections, the words "and/or the Special General Partner" (or, as applicable, the words "and/or the Special General Partner's") are hereby added after the word "Partners" or "Partner" (but not after the words "General Partner"): (a) the definition of "Capital Contribution"; (b) paragraphs (b) and (d) of the definition of "Gross Asset Value"; (c) the definition of "Percentage Interest"; (d) Section 5.2; (e) Section 6.2; (f) the fifth line of Section 6.3; (g) Section 6.4; (h) Section 6.5; (i)
Section 6.6(c); (j) Section 6.7; and (k) Sections 6.8, 6.9, 6.10,
6.13, and 9.2.

     19. In the following Sections or provisions in Sections, the words "and/or the Special General Partner" are hereby added after the words "Limited Partner" or "Limited Partners": (a)
Section 10.4 (not including the references to "Class A Limited Partner" and "such Limited Partner" in the 3rd and 5th lines of such Section), and (b) Section 12.1.

     20. Except to the extent expressly amended herein, the Partnership Agreement shall continue in full force and effect in accordance with its terms.

     21. This Agreement, together with the letter from Charles Nirenberg to HNB Investment Corp., The Nirenberg Foundation, Inc., Gregory G. Landry, Mitchell J. Kupperman, and Robert B. Stein, Jr. dated as of the date of this Agreement and agreed to in writing by such addressees; the letter regarding the dissolution of New DM Management Associates; and the letter dated as of the date of this Agreement regarding the applicatPartner to the indebtedness owed by the Partnership to FCN Properties Corporation, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior agreement or understanding among them, oral or written (includiess owed by the tation, that certain letter agreement, dated September 8, 1994, among the parties, to the extent inconsistent herewith).

          IN WITNESS WHEREOF, the parties have executed this
Agreement as of the date first above written.

HNB INVESTMENT CORP.

  /s/ Michael J. Kinney          /s/ Charles Nirenberg
By
  Michael J. Kinney              CHARLES NIRENBERG
  Its President

THE NIRENBERG FOUNDATION, INC.   NEW DM MANAGEMENT ASSOCIATES I


  /s/ Charles Nirenberg            /s/ Charles Nirenberg
By                               By
  Charles Nirenberg                Charles Nirenberg
  Its President                    Its Managing Partner

NEW DM MANAGEMENT ASSOCIATES II

  /s/ Charles Nirenberg
By
  Charles Nirenberg
  Its Managing Partner

                            Exhibit A

                     TO FIRST AMENDMENT TO
                    PARTNERSHIP AGREEMENT OF
                DM ASSOCIATES LIMITED PARTNERSHIP


                                  Capital         Percentage
        Partner                   Contribution    Interest

General Partners:
New DM Management Associates I    $   700,000        4.31%
New DM Management Associates II            10         .01%

Class A Limited Partner:
HNB Investment Corp.                8,000,000       49.38%

Class B Limited Partners:
Charles Nirenberg                   7,400,000       45.68%
The Nirenberg Foundation, Inc.        100,000        0.62%
     TOTAL                        $16,200,000      100.00%


                            Exhibit B

                     TO FIRST AMENDMENT TO
                    PARTNERSHIP AGREEMENT OF
                DM ASSOCIATES LIMITED PARTNERSHIP

Section 8.1 - Power and Authority of the General Partner or the
Special General Partner.

          (a) Except for actions requiring approval by a Super Majority or Majority and except as set forth in Section 8.1(c) below, full and complete discretion in the management and control of the affairs of the Partnership shall be vested in the General Partner, the Managing Partner of which is Charles Nirenberg.

          (b)  The General Partner's management authority under
Section 8.1(a) shall include, but not be limited to, except to the extent specifically otherwise provided in Sections 8.1(c), 8.1(d) and 8.1(e) below, (i) the right to exercise all voting and consensual rights (including, without limitation, in respect to the election of directors of DMCS) of the Partnership with respect to DMCS Shares held by the Partnership, (ii) the right to exercise all rights the Partnership has with respect to holding the DMCS Shares, (iii) subject to the provisions of Section 8.2 below, the authority, on behalf of the Partnership, to DMCS Shares form, consummate and close any Purchase and Sale Agreements with respect to the acquisition or disposition of the DMCS Shares, and (iv) subject to the provisions of Section 8.2 below, to execute financial application for, and all documents pertaining to, the financing, if any, of the acquisition of the DMCS Shares and/or any subsequent financing, refinancing or disposition of the DMCS Shares, all upon such terms and conditions as the General Partner, in its sole discretion, shall determine.

          (c) Notwithstanding anything herein to the contrary, except as provided in Sections 8.1(d) and 8.1(e) below, the Special General Partner shall have the limited right and management authority (i) to exercise all voting and consensual rights (including, without limitation, in respect to the election of directors of DMCS) that the Partnership has with respect to the Specified Voting Percentage of the DMCS Shares held by the Partnership, (ii) subject to the provisions of 8.2 below, the authority, on behalf of the Partnership, to execute, perform, consummate and close any Purchase and Sale Agreements with respect to the acquisition or disposition of the Specified Dispositive Percentage of the DMCS Shares and (iii) subject to the provisions of Section 8.2 below, to execute financial
      application for, and all documents pertaining to, the
financing, if any, of the acquisition of the Specified Dispositive Percentage of the DMCS Shares and/or any subsequent financing, refinancing or disposition of the Specified Dispositive Percentage of the DMCS Shares, all upon such terms and conditions as the Special General Partner, in its sole discretion, shall determine; provided, however, that such limited right and management authority of the Special General Partner shall terminate upon the earlier to occur of (A) the dissolution of the Special General Partner, or (B) a Termination Event (as defined in Section 6.5(d) of the partnership agreement of the Special General Partner). For the purposes of this Agreement, the "Specified Voting Percentage" means shares of Class B Common Stock of DMCS representing the greater of (x) 10% of the voting power of all outstanding capital stock of DMCS, or (y) such percentage of the voting power of all outstanding capital stock of DMCS as is necessary in order for the voting power of the General Partner with respect to DMCS capital stock not to exceed 50% of the voting power of all such outstanding capital stock of DMCS. For purposes of this Agreement the "Specified Dispositive Percentage" means shares of Class B Common Stock of DMCS representing such percentage of the voting power of all outstanding capital stock of DMCS as is necessary in order to limit the General Partner's power to dispose of shares of capital stock of DMCS owned by the Partnership to a number of shares representing no more than 50% of the voting power of all outstanding capital stock of DMCS.

          (d)  Notwithstanding anything herein to the contrary,
(A) the General Partner shall not sell, transfer or exchange, on behalf of the Partnership, more than 360,000 DMCS Shares in the aggregate (including all prior transfers of DMCS Shares by the General Partner on behalf of the Partnership) without the approval of a Super Majority, and (B) the Special General Partner shall not sell, transfer or exchange, on behalf of the Partnership, any DMCS Shares without the approval of a Super Majority.

          (e) Notwithstanding any other provision herein to the contrary, prior to voting the DMCS Shares held by the Partnership at a meeting of stockholders of the Company or exercising any consensual rights of such DMCS Shares, the General Partner and the Special General Partner shall consult with HNB Investment Corp. as to such matters. If, after such consultation, the General Partner and/or the Special General Partner votes or exercises consensual rights attaching to the DMCS Shares in a manner with which HNB Investment Corp., in its sole discretion, disagrees, then HNB Investment Corp. shall have the right to dissolve the Partnership.

          8.2  Actions Requiring a Super Majority.  In addition
to the actions set forth elsewhere in this Agreement, the General Partner and the Special General Partner shall not take any of the following actions without the approval of a Super Majority:

     (a)  Change the nature of the Partnership business;

     (b) Agree to any modification of the CDA Loan Agreement or any agreements in respect of any other material indebtedness of the Partnership; provided, however, that the Limited Partners (i) acknowledge that amendment of the CDA Loan Agreement will be required in connection with the modifications contemplated by this Amendment and related current events, and (ii) agree that their consent to such amendments to the CDA Loan Agreement will not be unreasonably withheld. Consent shall be deemed unreasonably held unless the proposed form of CDA amendment would materially, adversely affect the economic value of their respective investments as Limited Partners in the Partnership.

     (c)  Convert the DMCS Shares to Class A Common Stock of
DMCS;

     (d) Approve an amendment, other than an amendment in accordance with Section 12.5, to this Agreement;

     (e) Do any act in violation of any applicable law or regulation, or do any act which would cause the Partnership to be in violation of any applicable law or regulation;

     (f)  Do any act in contravention of this Agreement
(including any act required to be consented to by the Limited
Partners unless such consent has been obtained);

     (g) Sell, transfer, convey, refinance, mortgage, encumber, pledge or otherwise dispose of all or substantially all of the assets of the Partnership (other than as required by the CDA Loan
Agreement);

     (h)  Admit any person as General Partner or a Limited
Partner, or withdraw as General Partner, except upon thirty days prior written notice to all of the Partners of the Partnership.

     (i) Engage in transactions in which the General Partner or an Affiliate of the General Partner has an actual or potential conflict of interest with the Limited Partner or the Partnership.

     (j) Enter into any contract or agreement with an Affiliate of a General Partner which relates to the Partnership;

     (k)  Incur a debt on behalf of the Partnership;

     (l)  Borrow funds from the Partnership;

     (m) Commingle Partnership funds or assets with the funds or assets of a General Partner or any partnership or other entity owned or operated by the General Partner;

     (n)  Confess a judgment against the Partnership;

     (o) Execute or deliver any assignment for the benefit of the creditors of the Partnership;

     (p) File a voluntary petition for bankruptcy of the Partnership;

     (q)  Dissolve the Partnership; or

     (r) Indemnify any partner or other person (except as otherwise set forth in this Agreement).

                            EXHIBIT G

                 NEW DM MANAGEMENT ASSOCIATES I
                      PARTNERSHIP AGREEMENT


     THIS PARTNERSHIP AGREEMENT is made as of September 8, 1994 by and among CHARLES NIRENBERG, an individual with a business address at One Vision Drive, Enfield, Connecticut; MITCHELL J. KUPPERMAN, an individual with a business address at One Vision Drive, Enfield Connecticut; GREGORY G. LANDRY, an individual with a business address at One Vision Drive, Enfield Connecticut; and ROBERT B. STEIN, JR., an individual with a business address at One Vision Drive, Enfield, Connecticut.


                     ARTICLE I. DEFINITIONS

     As used in this Agreement, the following terms shall have the following meanings:

     1.1  "Act" means The Uniform Partnership Act of the State of
Connecticut, as amended from time to time.

     1.2 "Agreement"means this Partnership Agreement, as amended, modified, supplemented or restated from time to time.

     1.3 "Available Cash" means Partnership cash, demand deposits and short-term marketable securities, reduced by such amounts as the Managing Partner deems reasonable in order to provide for any anticipated expenditures or liabilities of the Partnership. Available Cash shall not include Capital Contributions or the proceeds of any Interim Capital Transaction or Capital Transaction.

     1.4 "Capital Account" means, with respect to any Partner, the Capital Account established and maintained for such Partner under Section 3.9.

     1.5 "Capital Contribution" means the total amount of cash and the fair market value of any property contributed to the Partnership by a Partner.

     1.6 "Capital Transaction" means any Partnership transaction not in the ordinary course of its business which results in the dissolution and liquidation of the Partnership, including, without limitation, sales, exchanges or other dispositions of real or personal property, condemnations, recoveries of damage awards and insurance proceeds (other than business or rental interruption insurance proceeds), and receipt by the Partnership
      of debt service payments on loans made by it pursuant to the terms of any such sale.

     1.7 "Code" means the Internal Revenue Code of 1986, as amended, and the corresponding provisions of any successor statute.

     1.8 "Departure" means the retirement, resignation (other than for Good Reason) or termination of a Partner (other than Charles Nirenberg) from Dairy Mart Convenience Stores, Inc. (sometimes referred to herein as the "Company"), at any time, other than due to death or disability.

     1.9  "Fiscal Year" means the calendar year.

     1.10 "Good Reason" means the occurrence, without the Partner's express written consent, of any of the following circumstances:

          (a) the assignment to the Partner of any duties inconsistent with his office with the Company as of the date of this Agreement, his removal from that position, or a substantial diminution in the nature or status of his responsibilities from those in effect immediately prior to the date hereof; or

          (b) a reduction by the Company in his annual base salary, annual bonus or fringe benefits as in effect on the date hereof or as the same may be increased from time to time.

     1.11 "Interim Capital Transaction" means a refinancing, or a sale of a portion of the Property or an interest therein, and any similar transaction (other than the receipt of Capital
Contributions) which is not in the ordinary course of the business of the Partnership but which does not result in the dissolution and liquidation of the Partnership.

     1.12 "Majority of the Number of Partners" means the consent of at least three of the four Partners in the Partnership. If at any time there exists three Partners in the Partnership, then such term shall mean the consent of at least two of such three Partners. If at any time there exist two Partners in the Partnership then such term shall mean the consent of a majority of the Partner Percentage Interests of the Partners.

     1.13 "Managing Partner" means CHARLES NIRENBERG, for so long as he shall serve in such position, or his successor in such capacity.

     1.14 "Minimum Gain" means the amount determined by computing, with respect to each Nonrecourse Liability of the Partnership, the amount of gain (of whatever character), if any, that the Partnership would realize if it disposed in a taxable
      transaction of the Partnership property subject to such
Nonrecourse Liability in full satisfaction thereof (and for no other consideration), and by then aggregating the amounts so computed.

     1.15 "Nonrecourse Liability" has the meaning set forth in
Section 1.704-1T(b)(4)(iv)(k)(3) of the Treasury Regulations.

     1.16 "Partner Percentage Interests" means the percentage interests set forth on Exhibit A hereto.

     1.17 "Partners" means, collectively, each of CHARLES NIRENBERG, MITCHELL J. KUPPERMAN, GREGORY G. LANDRY and ROBERT B. STEIN, JR., to the extent that such person remains a partner in the Partnership, and/or any person who, at the time of reference thereto, is a partner of the Partnership in addition to or in lieu of any of the foregoing.

     1.18 "Partnership" means the general partnership hereby formed, as such partnership may from time to time be constituted.

     1.19 "Property" means that certain general partnership interest in DM Associates Limited Partnership, a Connecticut limited partnership.

     1.20 "Standard Allocation" has the meaning set forth in
Section 3.8.

     1.21 "Taxable Income or Tax Losses" means the income or loss of the Partnership for each Fiscal Year as determined for federal income purposes.

     1.22 "Unrecovered Capital Contribution" means, with respect to any Partner, the excess of (i) the aggregate Capital
Contributions of such Partner, or (ii) the aggregate distributions to such Partner pursuant to Section 5.2(d).


                      ARTICLE II. FORMATION

     2.1 Business. The business of the Partnership is acquiring, holding, managing and ultimately disposing of a general partnership interest in DM Associates Limited Partnership, a Connecticut limited partnership.

     2.2 Principal Place of Business. The principal place of business of the Partnership is One Vision Drive, Enfield, Connecticut, Attention: Charles Nirenberg. The Partnership may maintain such other offices at such other places within and without the State of Connecticut as the Managing Partner deems advisable or as required by law.

     2.3 Term. The term of the partnership commenced on the date hereof, and shall continue until September12, 1997,
      unless sooner terminated in the manner provided in Section
9.1, or unless extended as provided by Section 9.1(a)(1).

     2.4  Name.  The name of the Partnership is NEW DM MANAGEMENT
ASSOCIATES I. The business of the Partnership may be conducted, upon compliance with all applicable laws, under any other name agreed to in writing by all the Partners.

     2.5 Qualification of Partnership. The Managing Partner shall cause the Partnership to be registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Managing Partner deems such registration to be necessary or appropriate.


                 ARTICLE III. PARTNER'S CAPITAL

     3.1  Initial Capital Contributions of Partners.  The initial
Capital Contribution of each Partner is listed on Exhibit A attached hereto. Each Partner shall contribute his initial
Capital Contribution upon execution and delivery of this Agreement.

     3.2  Additional Capital Contributions.

          (a) In the event that the Managing Partner determines that the Partnership requires additional capital for any Partnership purpose, and a Majority of the Number of Partners agree with the Managing Partner's decision, the Partnership shall have the right to require the Partners to make additional Capital Contributions pursuant to the provisions of Section 3.2(b) hereof. Each Partner agrees to furnish any such additional Capital Contribution in proportion to his interest in Partnership profits (as determined pursuant to Section 3.8 hereof).

          (b) In the event additional capital is required pursuant to Section 3.2(a), the Partnership shall notify each Partner in writing of the amount of additional funds required, together with a description of the purpose thereof. Each Partner shall deposit his proportionate share of the total sum requested with the Partnership not later than ten days following the receipt of such notice.

          (c) In the event that any Partner (a "Defaulting Partner") fails to pay his proportionate share of any additional Capital Contribution within the time prescribed by Section 3.2(b), and such failure continues for ten days after he receives written notice thereof from the Partnership or the other Partner(s), one or more of the other Partners (the "Non-Defaulting Partner(s)") shall have the right to advance any part or all of the additional Capital Contribution on behalf of the
      Defaulting Partner. Such right shall be exercisable by the
Non-Defaulting Partners in proportion to their respective interests in Partnership profits (as determined pursuant to Section 3.8) or in such other proportions as they may agree. Any such advance shall be nonrecourse to the Defaulting Partner and shall be secured by, and the Non-Defaulting Partner(s) advancing such funds shall have a security interest in, the Partnership interest of the Defaulting Partner to secure the obligation of the Defaulting Partner to repay the amount advanced, with interest thereon at a rate equal to 15% per annum or the highest legal rate that the Defaulting Partner may be required to pay under Connecticut law, whichever is less. Any funds that become available for distribution to the Defaulting Partner from the Partnership shall immediately be applied to repaying the Non-Defaulting Partner(s) for any sums so advanced on behalf of the Defaulting Partner, plus interest accrued thereon. If no funds have been advanced by any Non-Defaulting Partner, any funds that become available for distribution to the Defaulting Partner from the Partnership shall be retained by the Partnership and applied to the additional Capital Contribution obligation of the Defaulting Partner.

     3.3 No Interest; No Return. No Partner shall be entitled to receive interest on any Capital Contribution or on such Partners' Capital Account. No Partner shall have any right to demand or receive the return of his Capital Contribution or to receive any distributions from the Partnership, except as specifically provided in this Agreement.

     3.4 No Distributions in Kind. No Partner shall be entitled to demand or receive property other than cash in return for his Capital Contribution. If, in the event of a liquidation and winding up of the Partnership, the Managing Partner in his discretion determines that some or all of the Partnership's property shall be distributed in kind, such property shall be valued and gain or loss shall be determined as though such property had been sold. The deemed gain or loss with respect to such property shall be allocated to the Partners in accordance with Section 4.2 and the Capital Accounts of the Partners shall be appropriately adjusted to reflect such allocation.

     3.5 No Priority Among Partners. Except as specifically provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital
Contributions or as to profits, losses or distributions.

     3.6 Loans By Partners. From time to time, any Partner may make loans to the Partnership or advance money on its behalf (but only to the extent required by the business of the Partnership, as determined by the Managing Partner and agreed to by a Majority of the Number of Partners). Such loans shall bear interest at the
      Prime Rate of Chemical Banking Corporation, or any
successor thereto as in effect from time to time, with changes in such interest rate taking effect as and when changes in such prime rate shall occur. The amount of any required payments of principal and interest with respect to any such loan or advance shall be an obligation of the Partnership to the lending Partner that is payable before any distributions are made from Available Cash or from the proceeds of Interim Capital Transactions or a Capital Transaction.

     3.7 No Deficit Restoration. In no event shall any Partner, by reason of his execution of this Agreement, be obligated, upon the liquidation of the Partnership, to make an additional Capital Contribution to the Partnership in an amount equal to a deficit balance in his Capital Account.

     3.8 Allocations and Distributions Among Partners. Unless otherwise provided herein, all Capital Contributions required to be made by the Partners, all allocations to the Partners of Taxable Income and Tax Losses, and all distributions to the Partners shall be apportioned, allocated or distributed, as the case may be as follows (the so-called "Standard Allocation"):

                                              Standard
          Partner                            Allocation

          Charles Nirenberg                  46.4287%
          Mitchell J. Kupperman              17.8571%
          Gregory G. Landry                  17.8571%
          Robert B. Stein, Jr.               17.8571%

     3.9  Capital Accounts. The Partnership shall establish a
Capital Account for each Partner, which shall be adjusted and maintained in accordance with the principles set forth in the Code and Treasury Regulation Sections 1.704-1(b).

     3.10 Admission of Additional Partners. Except as provided in
Article VI, no person shall be admitted to the Partnership without the prior written consent of a Majority of the Number of Partners in the Partnership.


      ARTICLE IV. ALLOCATIONS OF TAXABLE INCOME AND LOSSES

     4.1 Taxable Income and Tax Losses from Operations. Except as provided in Section 4.3, all Taxable Income and Tax Losses of the Partnership from operations in the ordinary course of its business (as distinguished from Interim Capital Transactions and Capital Transactions) for each Fiscal Year or part thereof shall be allocated in accordance with the Partner Percentage Interests.

     4.2 Taxable Income and Tax Losses from Interim Capital Transactions and Capital Transaction. Except as provided in
Section 4.3, all Taxable Income and Tax Losses of the Partnership from the occurrence of an Interim Capital Transaction or a Capital Transaction shall be allocated in the following order of priority:

          (a) In the event there is Taxable Income to be allocated:

            (i) first, Taxable Income shall be allocated pro rata among the Partners to the extent necessary to cause the Capital Account of each Partner to be equal to his Unrecovered
                    Capital Contribution; and

           (ii) then, any remaining Taxable Income shall be allocated in accordance with the Partner
                    Percentage Interests.

          (b) In the event that there are Tax Losses to be allocated:

            (i) if any one or more of the Partners has a positive balance in his Capital Account, an amount of Tax Losses equal to the aggregate among such Partners in the proportion that the positive balance of each such Partner's Capital Account bears to the aggregate positive balances of all such Partners' Capital Accounts; and

           (ii) then, after such allocations have been made (or in the event that each Partner has a zero or negative balance in his Capital Account), any remaining Tax Losses shall be allocated in accordance with the Partner Percentage Interests.

     4.3  Allocations Relating to Nonrecourse Liabilities.

          (a) Notwithstanding anything in this Agreement to the contrary, in the event that there is a net decrease in the Minimum Gain for any Fiscal Year, each Partner shall, before any other allocation is made for such Fiscal Year, be allocated items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in proportion to, and to the extent of, the portion of such Partner's share of the net decrease in the Minimum Gain during such Fiscal Year that is attributable to the disposition of Partnership property subject to one or more
      Nonrecourse Liabilities of the Partnership.  Any such
Minimum Gain chargeback required pursuant to this Section 4.3(a) for a Fiscal Year shall consist first of gains recognized from the disposition of items of Partnership property subject to one or more Nonrecourse Liabilities to the extent of the decrease in Minimum Gain attributable to the disposition of such items of property (or, if such gains exceed the amount of Minimum Gain chargeback for such Fiscal Year, the Minimum Gain chargeback shall consist of a proportionate share of each share gain), and the remainder of such Minimum Gain chargeback shall consist of a pro rata portion of the other items of Partnership income and gain for the Fiscal Year.

          (b) Pursuant to section 1.752-1T(e)(3)(ii)(C)(1) of the Treasury Regulations, the Partners' interest in Partnership profits for purposes of determining their share of the Nonrecourse Liabilities of the Partnership shall be determined under Section 3.8 hereof.


                    ARTICLE V. DISTRIBUTIONS

     5.1 Distribution of Available Cash. The Managing Partner shall have the right, in his sole discretion, to cause the Partnership to distribute to the Partners any portion or all of the Partnership's Available Cash at any time and from time to time, or may determine to make no distributions whatsoever. Any Available Cash which the Managing Partner determines to distribute shall be distributed in accordance with the Partner Percentage Interests.

     5.2  Distribution of Proceeds of Interim Capital
Transactions. The proceeds of an Interim Capital Transaction shall be distributed in the following order of priority:

          (a) to the payment of the debts and liabilities of the Partnership then due, except debts and liabilities owing to the Partners;

          (b) to the establishment of any reserves which a Majority of the Number of Partners deems reasonably necessary for any anticipated, contingent or unforeseen liabilities or obligations of the Partnership arising out of, or in connection with, the conduct of the business of the Partnership. However, if the Managing Partner does not agree with the decision made by the Majority of the Number of Partners with respect to establishing reserves, the Managing Partner shall have the right to obtain a written report from an independent accounting firm which report must be given consideration by the Partners in connection with the re-vote that will occur after such report has been reviewed;

               (c)  to the repayment of any debts and liabilities
then due from the Partnership to the Partners;

          (d) then, to the Partners pro rata on the basis of their respective Unrecovered Capital Contributions until each Partner has received an aggregate amount equal to his Unrecovered
Capital Contribution; and

          (e) any remaining proceeds shall be distributed in accordance with the Partner Percentage Interests (subject to adjustments under Section 6.5(b)).

     5.3 Distributions of Proceeds of Capital Transaction. The proceeds of a Capital Transaction and from the liquidation of the assets of the Partnership following dissolution, after the excess of such liquidation, shall be distributed in the following order of priority:

          (a) to the payment of the debts and liabilities of the Partnership then due, except debts and liabilities owing to the Partners;

          (b) to the establishment of any reserves which a Majority of the Number of Partners deems reasonably necessary for any anticipated, contingent or unforeseen liabilities or obligations of the Partnership arising out of, or in connection with, the conduct of the business of the Partnership. However, if the Managing Partner does not agree with the decision made by the Majority of the Number of Partners with respect to establishing reserves, the Managing Partner shall have the right to obtain a written report from an independent accounting firm which report must be given consideration by the Partners in connection with a re-vote that will occur after such report has been reviewed;

          (c) to the repayment of any debts and liabilities owing by the Partnership to the Partners; and

          (d) then, to the Partners pro rata on the basis of their respective Unrecovered Capital Contributions until each Partner has received an aggregate amount equal to his Unrecovered
Capital Contribution; and

          (e)  to the Partners in accordance with the Partner
Percentage Interests (subject to adjustment under Section
6.5(b)).


             ARTICLE VI. ASSIGNMENT AND SUBSTITUTION

     6.1  Restrictions on Transfers.

          (a) No Partner shall have the right to, and each Partner hereby agrees that he will not, sell, assign, transfer or otherwise dispose of (collectively referred to as "Transfers" and each individually as a "Transfer") his interest in the Partnership or any part thereof except as permitted herein. Any Transfer in violation of this Agreement shall be null and void as against the Partnership except as otherwise provided by law.

          (b) No Partner shall pledge, hypothecate or otherwise encumber his interest in the Partnership without the prior written consent of all of the other Partners, which may be given or withheld in their sole and absolute discretion.

          (c)  No transferee of any part or all of the
Partnership interest of the Partner shall become a substitute
Partner without the prior written consent of all of the other
Partners, which may be given or withheld in their sole and absolute discretion.

     6.2  Transfers by Partners.

          (a) In the event that any Partner (the "Offering Partner") wishes to Transfer all or a portion of his Partnership interest the ("Offered Interest") to any Person, whether or not a Partner,, the other Partners shall have the right to purchase the Offered Interest as provided herein.

          (b) In the event that the Offering Partner shall receive a bona fide firm offer, acceptable to him, or shall enter into a bona fide contract to Transfer his Partnership interest (which, in either case, shall be subject to the right of purchase provided hereunder), the Offering Partner shall deliver a photocopy of such offer or contract to the other Partners, together with the name and address of the proposed Transferee. The Offeree Partners shall have the right to purchase the Offered Interest at the same price and upon the same terms and conditions set forth in such offer or contract by giving written notice to that effect to the Offering Partner within 20 days following receipt of the photocopy of the offer or contract. The Offeree Partners shall have the right to purchase the Offered Interest in proportion to their respective interests in Partnership profits (as determined pursuant to Section 3.8) or in such other proportions as they may agree.

          (c) In the event that the Offering Partner has not received written notice within the 20-day period described above that one or more of the Offeree Partners is purchasing the entire Offered Interest, the Offeree Partners shall be deemed to have
      waived their right to purchase the Offered Interest and the
Offering Partner shall then be free to close and complete the Transfer of the entire Offered Interest at the price and upon the same terms and conditions set forth in such offer or contract. If, however, any such proposed Transfer is not closed and completed within 60 days thereafter in accordance with the terms of such offer or contract, the rights of the Offeree Partners under this Section 6.2 shall be fully restored and reinstated. No Transfer of a Partnership interest shall be made on terms materially different than those set forth in the original offer or contract without first re-offering such interest to the other Partners on such different terms.

          (d) Any closing among the Partners in respect of the transactions described in this Section 6.2 shall be held on a date specified by the purchasing Partner(s) to the Offering Partner at the office of the Partnership or at the office of the Partnership's attorneys, but, in any event, not later than 90 days after the date on which Offeree Partners received photocopies of the original offer or contract from the Offering Partner. If more than one Offeree Partner wishes to purchase the Offered Interest, then, unless they agree otherwise, they shall purchase the Offered Interest in proportion to their respective interests in Partnership profits (as determined pursuant to Section 3.8 hereof). At such closing, the purchaser(s) shall pay the purchase price of the Offered Interest in accordance with the terms of the offer or contract, and the Offering Partner shall execute and deliver all appropriate documents to transfer the Offered Interest to the purchaser(s) thereof.

     6.3 Permitted Assignment. Each Partner may assign from time to time his rights to receive any portion or all of the distributions to which he may be entitled under the terms of this Agreement and any or all allocations of items of income, gain, loss, deduction, credit and other Partnership items with which he may be credited or charged hereunder; provided, however, that no such assignment shall be effective until the Partner has given notice to the Managing Partner of such assignment and the Managing Partner has determined that such assignment is not prohibited under Section 6.4.

     6.4 Limitation on Transfer and Assignments. Notwithstanding anything in this Agreement to the contrary, no Transfer, pledge or hypothecation of a Partnership interest shall be effective and no Partner shall have the right to consent thereto, unless, in the opinion of counsel to the Partnership, such transaction would not result in the classification of the Partnership as an association taxable as a corporation for Federal income tax purposes or a violation of any applicable law or regulation. Any Transfer, pledge or hypothecation shall be effected in such
      manner as shall, in the opinion of counsel to the
Partnership, be necessary to maintain the classification of the Partnership as a partnership for Federal income tax purposes and compliance with all applicable laws and regulations.

     6.5  Consequences Upon the Departure of a Partner.

          (a) Early Departure. In the event of the occurrence of an Early Departure with respect to any Partner other than Charles Nirenberg, such Partner's interest in the Partnership may, at the option of the Partnership, be purchased by the Partnership at a purchase price equal to the lesser of (a) or (b), where (a) equals the amount that such Partner would receive if all of the assets held by DM Associates Limited Partnership were sold at their fair market value and the net proceeds from such sale were distributed among the Partners of DM Associates Limited Partnership in accordance with the terms of the limited partnership agreement of DM Associates Limited Partnership and, thereafter, the Partnership were dissolved in accordance with the terms of this Agreement, or (b) such Partner's Unrecovered Capital Contribution plus 6% per annum simple interest on such Unrecovered Capital Contribution from the date the Partner contributed his initial capital to the Partnership to the date of the occurrence of such Partner's Early Departure. In the event the Partnership does not give such departing Partner written notice, within 30 days after the later of (i) the effective date of the Partner's Departure, or (ii) the date that the Partner notifies the Partnership in writing of the commencement of the 30-day period under this sentence, of the Partnership's intent to purchase the departing Partner's interest then such Partner's Departure shall thereafter be treated as a Later Departure.

     Such purchase price shall be payable, at the option of the Managing Partner, in either cash or notes. If said purchase price is payable with a note, said note shall be payable in full upon the earlier of (i) five years from the date of the occurrence of the Early Departure, or (ii) the liquidation of the Partnership, and shall bear simple interest at the lower of 10% per annum or at a fixed rate equal to the Prime Rate of Chemical Banking Corporation on the date of the Note, which interest shall accrue and be payable upon the maturity of the note. In addition, payment of such note shall not be a Partnership priority but shall be paid on a pro rata basis with the distributions that are or will be made to the Partners under Section 5.2(d) and (e) and
Section 5.3(d) and (e).

          (b) Later Departure. In the event of the occurrence of a Later Departure with respect to any Partner (other than Charles Nirenberg, as to whom none of the provisions of this Section 6.5(b) are applicable), such Partner shall not be required to sell his interest in the Partnership to the Partnership at such
      time. However, in such event, any cash that might be
thereafter allocable to such Partner under Section 5.2(e) and
Section 5.3(e) (and a corresponding amount of taxable income) shall be reduced by a percentage equal to the Later Departure Percentage. Any amount that is allocated away from the departing Partner shall be reallocated (along with the corresponding income) to the remaining Partners in the Partnership in accordance with their relative Partner Percentage Interests in the Partnership.

          (c)  Definitions. For purposes of this Section 6.5:

            (i) an "Early Departure" shall mean, with respect to any Partner (other than Charles Nirenberg), a Departure which occurs either
                    (a) by resignation by such Partner of his employment by Dairy Mart Convenience Stores, Inc. prior to March 12, 1996 of this Agreement or (b) at any time after the date of this Agreement by virtue of termination of such Partner's employment by Dairy Mart Convenience Stores, Inc. for Cause.

           (ii) a "Later Departure" shall mean, with respect to any Partner (other than Charles Nirenberg), a Departure which occurs either
                    (a) by resignation by such Partner of his employment by Dairy Mart Convenience Stores, Inc. on or after March 12, 1996, or (b) at any time by virtue of termination of such Partner's employment by Dairy Mart Convenience Stores, Inc. without Cause.

          (iii) the "Later Departure Percentage" shall equal the percentage equivalent of the fraction, the numerator of which is the number of months from the date of the Partner's Departure to the date of the subject distribution under either Section 5.2 or
                    Section 5.3 and the denominator of which is the number of months from March 12, 1992 to the date of the distribution under either
                    Section 5.2 or Section 5.3. For purposes of computing the fraction, the beginning month and ending month of each time sequence shall be treated as whole months. For example, if a Partner leaves on January 2, 1996 and a distribution is made under Section 5.2(e) on December 25, 1997, then the amount that the Partner would have otherwise received had he remained a Partner would be reduced by 24/72 or 33-1/3%.

           (iv) "Cause" shall mean either (a) failure of a person to follow the directions or instructions of the President or Board of Directors of Dairy Mart Convenience Stores, Inc. and continuation of such failure for fifteen (15) days after receipt by such person of written notice from the President or Board as to the specific nature of such failure, providing that such directions or instructions are lawful and do not require the violation of professional standards, or
                    (b)commission of a criminal act by a person which involves moral turpitude or which arises out of theft, embezzlement, or other actions against Dairy Mart Convenience Stores, Inc. or specifically arising out of the person's employment, or (c) other acts expressly constituting cause for termination under the laws of Connecticut.


         ARTICLE VII. RIGHTS AND DUTIES OF THE PARTNERS

     7.1  Management Powers.

          (a) Subject to the provisions of Section 10.2 hereof, CHARLES NIRENBERG shall serve as Managing Partner until he dies, becomes disabled, withdraws from the Partnership or voluntarily relinquishes his position. In the event that there is at any time no Managing Partner serving hereunder, a Majority of the Number of Partners shall, at a meeting called by any Partner upon at least ten days' notice to the other Partners, elect a new Managing Partner by the vote of a Majority of the Number of Partners. Pending such election, the Partners (acting by a Majority of the Number of Partners) shall, except as provided in
Section 7.2, have all authority provided under the Act to manage the business of the Partnership (subject to the provisions of the Agreement of Limited Partnership of DM Associates Limited Partnership).

          (b) The Managing Partner shall take such action as he deems necessary to provide for and supervise the operation of the Property and to manage the Partnership for the purposes set forth in Section 2.1, including, but not limited to, exercising on behalf of the Partnership, any and all authority and rights granted to the Partnership, as general partner of DM Associates Limited Partnership, a Connecticut limited partnership, pursuant to the Agreement of Limited Partnership of DM Limited Partnership, except
      that the Managing Partner shall not, and shall not have the authority to, vote or exercise consensual rights or direct the voting or exercise of consensual rights of any DMCS Shares, as defined in the Partnership Agreement of DM Associates Limited Partnership (the "DMCS Shares"), that the Partnership has the power and authority to vote pursuant to such Partnership Agreement, as to any matter, unless such vote or exercise of consensual rights by the Managing Partner is agreed to by Partners representing more than 50% of the Partner Percentage Interests (and the Managing Partner shall vote (or direct the voting of) such DMCS Shares, or shall exercise consensual rights (or direct the exercise of consensual rights) in connection with such DMCS Shares in such manner as Partners representing more than 50% of the Partner Percentage Interests shall direct). If the Managing Partner fails to vote (or direct the voting of) or exercise consensual rights with respect to (or direct the exercise of consensual rights with respect to) DMCS Shares that the Partnership has the power and authority to vote, in such manner as Partners representing more than 50% of the Partner Percentage Interests shall direct, then such DMCS Shares may be voted by ballot, proxy, or consent executed by Partners representing more than 50% of the Partner Percentage Interests. Notwithstanding anything in this Section 7.1(b) to the contrary, prior to the occurrence of a Termination Event (as defined in Section 6.5(d) of the Partnership Agreement of New DM Management Associates II) no Partner shall have the right to vote, or agree to or give any direction as to the voting of, any Excluded Shares (as defined below) applicable to such Partner (it being understood that any such Excluded Shares may be voted as directed by the other Partners only if and to the extent that such other Partners represent more than 50% of the Partner Percentage Interests). For purposes hereof, the "Excluded Shares" mean, with respect to any Partner, the number of DMCS Shares that has the same amount of voting power as the aggregate number of Non-DM I Shares (as defined below) as to which such Partner is deemed to have beneficial ownership under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and "Non-DM I Shares" means, with respect to any Partner, shares of the Class A or Class B Common Stock of Dairy Mart Convenience Stores, Inc. as to which such Partner is deemed to have beneficial ownership under Rule 13d-3 of the Exchange Act, other than the DMCS Shares (including, without limitation, any of such DMCS Shares pledged by DM Associates Limited Partnership to FCN or as to which FCN Properties Corporation or Charles Nirenberg, through his ownership interest in FCN Properties Corporation, may otherwise also be deemed to have beneficial ownership under Rule 13d-3 of the Exchange Act) as to which the Partnership has voting or dispositive power pursuant to the Partnership Agreement of DM Associates Limited Partnership or otherwise may be deemed to have beneficial
      ownership under Rule 13d-3 of the Exchange Act. By way of example, if Mr. Stein individually owned in the aggregate shares of Class A or Class B Common Stock of Dairy Mart Convenience Stores, Inc. having voting power equal to 1,000 of the DMCS Shares owned by DM Associates at the time that a vote of the DMCS Shares was being held (and such vote was being held prior to the occurrence of a Termination Event), then Mr. Stein's direction under this Section 7.1(b) as to the voting of the DMCS Shares owned by DM Associates would not be effective as to 1,000 of such DMCS Shares, and the 50% approval needed for the voting of such 1,000 DMCS Shares would have to be obtained from Partners other than Mr. Stein. The Managing Partner agrees to manage and control the affairs of the Partnership to the best of his ability and to conduct the operations contemplated by this Agreement in a careful and prudent manner. The Managing Partner shall devote to the Partnership business all such time and effort as shall be required to operate and manage the business of the Partnership effectively and to carry out the purposes set forth in Section 2.1.

          (c) Except as provided in Section 7.2 and in Section 7.1(b), the Managing Partner shall have full charge of the management of the Partnership and the conduct of the Partnership's business in all respects. The Managing Partner shall have all of the rights and powers of a general partner as provided in the Act and as otherwise provided by law.

     7.2  Limitation on Authority of Managing Partner.

          (a) Notwithstanding anything in this Agreement to the contrary, (i) the Managing Partner shall not have the power to, and the Managing Partner does hereby agree that he will not, without the prior written consent of a Majority of the Number of the Partners, change the nature of the Partnership's business and
(ii) any withdrawal of funds deposited in a bank account of DM Associates Limited Partnership shall require the signatures of at least two Partners.

          (b) In the event that a Partner fails to respond to any written request for approval from the Partnership or another
Partner under this Agreement within 30 days after receipt thereof, he shall be deemed for all purposes of this Agreement to have approved such request.

          (c) Notwithstanding anything in this Agreement to the contrary, prior to the occurrence of a Termination Event the Managing Partner shall not have the power to sell or dispose of any Excluded Shares applicable to the Managing Partner.

     7.3 Compensation. No Partner shall receive any fee, profit, or other compensation for carrying out his responsibilities under this Agreement. The Partnership shall reimburse the Managing Partner for all expenses incurred by him in performing his duties hereunder.

     7.4 Limitation on Liability of Partners. No Partner shall be liable, responsible or accountable in damages or otherwise to the Partnership or any other Partner for any act performed or omitted to be performed by him, except in the case of gross negligence, malfeasance, or fraud. The Partnership shall indemnify and hold each Partner harmless against any loss, damage, liability, cost or expense, including reasonable attorneys' fees, arising out of any act or failure to act by such Partner, if such act or failure is not attributable to gross negligence, malfeasance or fraud. The Managing Partner is authorized to cause the Partnership to obtain and maintain insurance in respect of the obligation set forth in this Section 7.4.

     7.5  Indemnification.

          (a) In the event that any one or more of the Partners (an "Indemnified Partner") at any time pays or becomes obligated to pay an amount in connection with any Partnership indebtedness, he shall promptly notify the other Partners of the amount (estimated, if not then known or liquidated) and nature of such obligation. The other Partners shall immediately pay to the Indemnified Partner their Proportionate Share of such amount so that each Partner bears his Proportionate Share of the total Partnership obligation. As used herein, a Partner's "Proportionate Share" shall be such Partner's Partner Percentage Interest. Any Partner who fails to pay his contribution in full within five days after receiving a demand therefor shall be in default hereunder and shall be liable for all incidental damages, costs and expenses (including reasonable attorneys' fees) suffered by the Partnership and the Indemnified Partner as a result thereof. In addition to, and not in limitation of, any other legal or equitable remedies that may be available against such Partner as a result of such default, the amount of the contribution then in default plus the amount of such incidental damages shall bear interest at the rate specified in Section 3.6 until paid in full.

               (b)  The Managing Partner and/or the Tax Matters
Partner shall not be liable to the Partners due to any actions taken by either of them. In addition, any act or omission by the Managing Partner and/or the Tax Matters Partner nience Stores, Iich may cause or result in loss or damage to the Partnership or the Partners, if done in good faith and in accordance with sound business practices and otherwise in accordance with the terms of this Agreement, shall not subject the Managing Partner and/or the Tax Matters Partner, or any of their representatives, successors and assigns, to any liability. The Partnership agrees to indemnify and hold the Managing Partner and/or the Tax Matters Partner, their representatives, successors and assigns, harmless from any claim, loss, expense, liability, action or damage resulting from any such act or omission, including, without limitation, reasonable costs and expenses of administrative reviews and hearings with the IRS or other government agencies, litigation and appeal (and the reasonable fees and expenses of attorneys and accountants engaged by the Managing Partner and/or the Tax Matters Partner in connection with any such administrative procedure or in the prosecution or defense of such litigation or appeal), but the Managing Partner and Tax Matters Partner shall not be entitled to be indemnified or held harmless due to, or arising from, either of their gross negligence or willful misconduct.

          (c) Each Partner hereby grants to the other Partners a security interest in his interest in the Partnership, together with all proceeds thereof, to secure his obligation to pay all
      contributions, interest, incidental damages, costs and expenses suffered by any Indemnified Partner under this Section
7.5. In the event that any Partner fails to pay his contribution within the time prescribed in Section 7.5(b) and such failure continues for ten days after he receives written notice thereof then, in addition to all other rights and remedies available at law or in equity, the Indemnified Partner shall have all of the rights of a secured party under the Connecticut Uniform Commercial Code with respect to such collateral.

     7.6 Other Business Ventures. Any of the Partners may engage in or possess an interest in other business ventures of every nature and description, independently or with others, and neither the Partnership nor the Partners shall have, or have the right to acquire, any right by virtue of this Agreement in and to such independent ventures or to the income or profits derived therefrom.

     7.7 Right to Rely on Authority of the Managing Partner. In no event shall any person dealing with the Managing Partner with respect to any Partnership business be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expediency of any act or action with the Managing Partner. Every contract, agreement, deed, mortgage, deed of trust, promissory note or other instrument or document executed by the Managing Partner with respect to any Partnership property or transaction shall be conclusive evidence in favor of any and every person relying thereon or claiming thereunder that (i) at the time of the execution and/or delivery of such instrument or document, this Agreement was in full force and effect, (ii) such instrument or document was duly executed in accordance with the terms of this Agreement and is binding upon the Partnership, and (iii) the Managing Partner was duly authorized and empowered to execute and deliver such instrument or document for and on behalf of the Partnership.


            ARTICLE VIII. PARTNERSHIP FISCAL AFFAIRS

     8.1 Banking. All funds of the Partnership shall be deposited and kept in its name in such Partnership bank account or other accounts as shall be designated by the Managing Partner. The Managing Partner shall disburse from such Partnership account any and all Partnership expenditures. Withdrawals therefrom shall, subject to the provisions of Section 7.2(a) hereof, be made upon such signature(s) as the Managing Partner shall determine.

     8.2 Partnership Funds. The Managing Partner shall have the authority temporarily to invest any funds of the Partnership that are not immediately necessary to meet Partnership expenses and obligations in such interest-bearing investments as the Managing Partner in his discretion shall determine.

     8.3 Books and Records. The Partnership shall maintain full and accurate books and records on the method of accounting determined by the Managing Partner and the Partnership's accountants, on a tax return basis or in accordance with generally accepted accounting principles consistently applied at all times during its continuance. At any time and from time to time while the Partnership continues and until its complete liquidation, each Partner or his representative may, upon reasonable notice and during reasonable business hours, fully examine the Partnership's books, records, accounts and assets, and may cause such examination to be made by any certified public accountant employed by him at his expense.

     8.4  Accounting and Reports.

          (a) Within 180 days after the end of each Fiscal Year, each Partner shall be furnished with a copy of the statement showing the profits and losses of the Partnership for such Fiscal Year and a copy of the detailed balance sheet of the Partnership as of the end of such Fiscal Year.

          (b) As soon as reasonably practicable after the end of each Fiscal Year, but in no event later than April 1 of the next succeeding year, each partner shall be furnished with such information as shall be necessary for the preparation of his Federal, state and local income and other tax returns. All accounting shall be determined by the Managing Partner and the Partnership's accountants.

     8.5  Income Tax Audits.

          (a) CHARLES NIRENBERG is hereby designated the tax matters partner (the "TMP"). If at any time the TMP ceases to represent the Partnership as the TMP, or voluntarily relinquishes his position as TMP, a new TMP shall be appointed by the Managing Partner. The TMP shall have primary responsibility for conducting negotiations with the Internal Revenue Service in connection with any administrative proceedings at the partnership level, and, if necessary, for filing a petition for a readjustment of a final partnership administrative adjustment.

          (b) The TMP may engage legal counsel and/or such other professionals as are in his judgment appropriate to represent the Partnership in any administrative and judicial proceedings in which the Partnership is involved. All reasonable expenses incurred by the TMP in connection with any administrative proceeding and/or judicial review of such proceeding, including reasonable attorneys' and accountant's fees, shall be paid by the Partnership.

                     ARTICLE IX. DISSOLUTION

     9.1  Causes of Dissolution.

          (a) Without violating this Agreement, a dissolution of the Partnership shall be caused:

            (i)     by expiration of the term specified in
                    Section 2.3, unless all of the Partners agree in writing to extend the term;

           (ii) by the written vote of all Partners who have not assigned their Partnership interests, either before or after the expiration of the term specified in Section 2.3; and

          (iii) by the sale, assignment or other disposition of all orher proportions ll of the assets of the Partnership; provided, however, that in the event that the Partnership receives notes or other evidences of indebtedness in consideration of a sale or other disposition of all or substantially all of its assets, the Partnership shall not dissolve under this clause (iii) until the date on which such notes or evidences of indebtedness have been paid in full or otherwise disposed of by the Partnership.

          (b) Unless a Majority of the Number of Partners agree in writing to continue the business of the Partnership within 90 days after the event listed, a dissolution shall also be caused:

            (i)     by the bankruptcy of any Partner or the
                    Partnership (within the meaning of Section
                    34-69(5) of the Act);

           (ii)     by the death or incompetency of any Partner;

          (iii) by the removal or withdrawal of a Partner from the Partnership;

           (iv) by any event that makes it unlawful for the business of the Partnership to be carried on or for the Partners to carry it on in partnership form; or

            (v)     by decree of court pursuant to the Act.

     9.2 Effect of Dissolution. In the event of a dissolution of the Partnership, the Managing Partner or, in the case of a dissolution described in Section 9.1(b)(i), (ii) or (iii) that was caused by the Managing Partner, the remaining Partners (in either case, the "Liquidating Partner") shall proceed to wind up and terminate the affairs and business of the Partnership. The Liquidating Partner shall liquidate the assets of the Partnership as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice. Pending such liquidation, the Liquidation Partner shall conduct the business and affairs of the Partnership so as to maintain the continuous operation thereof and to preserve the assets of the Partnership.

     9.3  Completion of Liquidation.

          (a)  The Liquidating Partner shall cause the
Partnership's accountants to prepare a statement setting forth the assets and liabilities of the Partnership as at the date of dissolution, which statement shall be furnished to all of the Partners.

          (b) The net proceeds of the liquidation of the Partnership shall be distributed to the Partners in accordance with Section 5.3 not later than the end of the taxable year in which the dissolution and liquidation of the Partnership occurs or, if later, within 90 days following the date of such dissolution and liquidation. Any reserves established pursuant to
Section 5.3(b) for anticipated, contingent or unforeseen liabilities shall be paid over to an escrow agent selected by the Liquidating Partner and held by such agent for the purposes of disbursing such reserves in payment of any of the aforementioned liabilities, and, at the expiration of such period as the Liquidating Partner deems advisable, any balance shall be distributed to the Partners in accordance with Section 5.3.

                    ARTICLE X. MISCELLANEOUS

     10.1 Notices. All notices and demands under this Agreement shall be in writing, and either hand-delivered or sent by nationally-utilized overnight delivery service or mailed, first class postage prepaid, by certified or registered mail, return receipt requested, directed to the parties at their respective addresses set forth in this Agreement and to the Partnership at its place of business set forth above. Any such notices and demands shall be deemed to have been given and made on the date on which hand-delivered or one business day following the date sent by nationally-utilized overnight delivery service or four days following the date mailed as hereinabove provided, as the case may be. Any party hereto may designate a different address to which notices and demands shall thereafter be directed by written notice given to the other Partners and the Partnership in the manner set forth above.

     10.2 Amendment. This Agreement may be modified or amended at any time and from time to time by a writing signed by Partners representing more than 50% of the Partner Percentage Interests; provided, however, in the event Gregory Landry and the Managing Partner each furnish a written consent to such modification or amendment, Mr. Landry's consent will be considered null and void and shall be deemed to not have been cast; provided further, however, that the Partnership Agreement may not be amended to change the identity, powers or rights of the Managing Partner without receipt of a written consent from one or more Limited Partners of DM Associates Limited Partnership holding not less than a forty-five percent limited partnership therein, which consent shall be accompanied by a letter to the effect that such limited partner does not believe that the Managing Partner is acting in the best interests of the limited partners, taken as a whole, and supported by reasonable factual determinations.

     10.3 Additional Documents. Each Partner agrees to execute, with acknowledgment or affidavit if required by the Managing
Partner, any and all documents and writings which may be necessary or expedient in connection with the creation of the Partnership and the achievement of its purposes.

     10.4 Waiver of Partition. Each Partner hereby irrevocably waives any right that he may have to maintain any action for partition with respect to any Partnership property.

     10.5 Validity. In the event that any provision of this Agreement shall be held to be invalid, the same shall not affect in any respect whatsoever the validity of the remainder of this Agreement.

     10.6 Entire Agreement. This Agreement, together with (a) the letter from Charles Nirenberg to HNB Investment Corp., The Nirenberg Foundation, Inc., Gregory G. Landry, Mitchell J. Kupperman, and Robert B. Stein, Jr. dated as of the date of this Agreement and agreed to in writing by such addressees, (b) the Partnership Agreement of New DM Management Associates II being executed of even date herewith among the parties hereto and Frank Colaccino, (c) the Partnership Agreement of DM Associates Limited Partnership, as amended by the First Amendment thereto being executed of even date herewith, and (d) the letter agreement among DM Associates Limited Partnership, its Partners, the
      Partners of New DM Management Associates II, and FCN
Properties Corporation, dated as of the date of this agreement and relating, among other things, to the application of $325,000 to the indebtedness owed by DM Associates Limited Partnership to FCN Properties Corporation, constitute the entire agreement among thece in his Capitaspect to the subject matter hereof and thereof and supersedes any prior agreement or understanding among them, oral or written (including, without limitation, that certain letter agreement, dated September 8, 1994, among the parties, to the extent inconsistent herewith).

     10.7 Headings, Etc. The headings in this Agreement are for the convenience and reference only and shall not affect the interpretation of this Agreement. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the plural and the singular, and pronouns stated in the masculine shall include the feminine and the neuter.

     10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut applicable to agreements made and to be performed entirely within this state.

     10.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute on and the same instrument.

     10.10 Successors and Assigns. This Agreement shall be binding upon the parties hereto, and their respective heirs, executors, administrators, other legal representatives, successors and assigns, and shall inure to the benefit of the parties hereto, and, except as otherwise provided herein, to their respective heirs, executors, administrators, other legal representatives, successors and assigns.

          IN WITNESS WHEREOF, the parties hereto have executed
this Partnership Agreement as of the date first above written.

                                 /s/ Charles Nirenberg

                                 CHARLES NIRENBERG


                                 /s/ Mitchell J. Kupperman

                                 MITCHELL J. KUPPERMAN


                                 /s/ Gregory G. Landry

                                 GREGORY G. LANDRY


                                 /s/ Robert B. Stein, Jr.

                                 ROBERT B. STEIN, JR.

                            Exhibit A

                TO NEW DM MANAGEMENT ASSOCIATES I
                      PARTNERSHIP AGREEMENT



                         Initial        Percentage
     Partner             Capital        Interest

Charles Nirenberg        $325,000       46.4287%
Mitchell J. Kupperman    $125,000       17.8571%
Gregory G. Landry        $125,000       17.8571%
Robert B. Stein, Jr.     $125,000       17.8571%
Total                    $700,000           100%




                            EXHIBIT H

                 NEW DM MANAGEMENT ASSOCIATES II
                      PARTNERSHIP AGREEMENT


     THIS PARTNERSHIP AGREEMENT is made as of September 8, 1994 by and among CHARLES NIRENBERG, an individual with a business address at One Vision Drive, Enfield, Connecticut; MITCHELL J. KUPPERMAN, an individual with a business address at One Vision Drive, Enfield Connecticut; GREGORY G. LANDRY, an individual with a business address at One Vision Drive, Enfield Connecticut; and ROBERT B. STEIN, JR., an individual with a business address at One Vision Drive, Enfield, Connecticut, and FRANK COLACCINO, an individual with an address at 57 Thistledown, Suffield, Connecticut.


                     ARTICLE I. DEFINITIONS

     As used in this Agreement, the following terms shall have the following meanings:

     1.1  "Act" means The Uniform Partnership Act of the State of
Connecticut, as amended from time to time.

     1.2 "Agreement"means this Partnership Agreement, as amended, modified, supplemented or restated from time to time.

     1.3 "Available Cash" means Partnership cash, demand deposits and short-term marketable securities, reduced by such amounts as the Managing Partner deems reasonable in order to provide for any anticipated expenditures or liabilities of the Partnership. Available Cash shall not include Capital Contributions or the proceeds of any Interim Capital Transaction or Capital Transaction.

     1.4 "Capital Account" means, with respect to any Partner, the Capital Account established and maintained for such Partner under Section 3.9.

     1.5 "Capital Contribution" means the total amount of cash and the fair market value of any property contributed to the Partnership by a Partner.

     1.6 "Capital Transaction" means any Partnership transaction not in the ordinary course of its business which results in the dissolution and liquidation of the Partnership, including, without limitation, sales, exchanges or other dispositions of real or personal property, condemnations, recoveries of damage awards and insurance proceeds (other than business or rental interruption insurance proceeds), and receipt by the Partnership of debt service payments on loans made by it pursuant to the terms of any such sale.

          1.7  "Code" means the Internal Revenue Code of 1986, as
amended, and the corresponding provisions of any successor statute.

     1.8 "Departure" means the retirement, resignation (other than for Good Reason) or termination of a Partner (other than Charles Nirenberg or Frank Colaccino) from Dairy Mart Convenience Stores, Inc. (sometimes referred to herein as the "Company"), at any time, other than due to death or disability.

     1.9  "Fiscal Year" means the calendar year.

     1.10 "Good Reason" means the occurrence, without the Partner's express written consent, of any of the following circumstances:

          (a) the assignment to the Partner of any duties inconsistent with his office with the Company as of the date of this Agreement, his removal from that position, or a substantial diminution in the nature or status of his responsibilities from those in effect immediately prior to the date hereof; or

          (b) a reduction by the Company in his annual base salary, annual bonus or fringe benefits as in effect on the date hereof or as the same may be increased from time to time.

     1.11 "Interim Capital Transaction" means a refinancing, or a sale of a portion of the Property or an interest therein, and any similar transaction (other than the receipt of Capital
Contributions) which is not in the ordinary course of the business of the Partnership but which does not result in the dissolution and liquidation of the Partnership.

     1.12 "Majority of the Number of Partners" means the consent of at least three of the Partners in the Partnership other than Frank Colaccino so long as the Partnership has four Partners other than Frank Colaccino. If at any time there are only three Partners in the Partnership other than Frank Colaccino, then such term shall mean the consent of at least two of such three Partners. If at any time there exist two Partners in the Partnership other than Frank Colaccino then such term shall mean the consent of a majority of the Partner Percentage Interests of such two Partners.

     1.13 "Managing Partner" means CHARLES NIRENBERG, for so long as he shall serve in such position, or his successor in such capacity.

     1.14 "Minimum Gain" means the amount determined by computing, with respect to each Nonrecourse Liability of the Partnership, the amount of gain (of whatever character), if any, that the Partnership would realize if it disposed in a taxable transaction of the Partnership property subject to such Nonrecourse Liability in full satisfaction thereof (and for no other consideration), and by then aggregating the amounts so computed.

          1.15 "Nonrecourse Liability" has the meaning set forth
in Section 1.704-1T(b)(4)(iv)(k)(3) of the Treasury Regulations.

     1.16 "Partner Percentage Interests" means the percentage interests set forth on Exhibit A hereto.

     1.17 "Partners" means, collectively, each of CHARLES NIRENBERG, MITCHELL J. KUPPERMAN, GREGORY G. LANDRY, ROBERT B. STEIN, JR.AND FRANK COLACCINO, to the extent that such person remains a partner in the Partnership, and/or any person who, at the time of reference thereto, is a partner of the Partnership in addition to or in lieu of any of the foregoing.

     1.18 "Partnership" means the general partnership hereby formed, as such partnership may from time to time be constituted.

     1.19 "Property" means that certain general partnership interest in DM Associates Limited Partnership, a Connecticut limited partnership.

     1.20 "Standard Allocation" has the meaning set forth in
Section 3.8.

     1.21 "Taxable Income or Tax Losses" means the income or loss of the Partnership for each Fiscal Year as determined for federal income purposes.

     1.22 "Unrecovered Capital Contribution" means, with respect to any Partner, the excess of (i) the aggregate Capital
Contributions of such Partner, or (ii) the aggregate distributions to such Partner pursuant to Section 5.2(d).


                      ARTICLE II. FORMATION

     2.1 Business. The business of the Partnership is acquiring, holding, managing and ultimately disposing of a general partnership interest in DM Associates Limited Partnership, a Connecticut limited partnership.

     2.2 Principal Place of Business. The principal place of business of the Partnership is One Vision Drive, Enfield, Connecticut, Attention: Charles Nirenberg. The Partnership may maintain such other offices at such other places within and without the State of Connecticut as the Managing Partner deems advisable or as required by law.

     2.3 Term. The term of the partnership commenced on the date hereof, and shall continue until September 12, 1997, unless
      sooner terminated in the manner provided in Section 9.1, or unless extended as provided by Section 9.1(a)(1).

     2.4  Name.  The name of the Partnership is NEW DM MANAGEMENT
ASSOCIATES II. The business of the Partnership may be conducted, upon compliance with all applicable laws, under any other name agreed to in writing by all the Partners.

     2.5 Qualification of Partnership. The Managing Partner shall cause the Partnership to be registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Managing Partner deems such registration to be necessary or appropriate.


                 ARTICLE III. PARTNER'S CAPITAL

     3.1  Initial Capital Contributions of Partners.  The initial
Capital Contribution of each Partner is listed on Exhibit A attached hereto. Each Partner shall contribute his initial
Capital Contribution upon execution and delivery of this Agreement.

     3.2  Additional Capital Contributions.

          (a) In the event that the Managing Partner determines that the Partnership requires additional capital for any Partnership purpose, and a Majority of the Number of Partners agree with the Managing Partner's decision, the Partnership shall have the right to require the Partners other than Frank Colaccino to make additional Capital Contributions pursuant to the provisions of Section 3.2(b) hereof. Each Partner agrees to furnish any such additional Capital Contribution in proportion to his interest in Partnership profits (as determined pursuant to Section 3.8 hereof).

          (b) In the event additional capital is required pursuant to Section 3.2(a), the Partnership shall notify each Partner in writing of the amount of additional funds required, together with a description of the purpose thereof. Each Partner shall deposit his proportionate share of the total sum requested with the Partnership not later than ten days following the receipt of such notice.

          (c) In the event that any Partner (a "Defaulting Partner") fails to pay his proportionate share of any additional Capital Contribution within the time prescribed by Section 3.2(b), and such failure continues for ten days after he receives written notice thereof from the Partnership or the other Partner(s), one or more of the other Partners (the "Non-Defaulting Partner(s)") shall have the right to advance any part or all of the additional Capital Contribution on behalf of the
      Defaulting Partner. Such right shall be exercisable by the
Non-Defaulting Partners in proportion to their respective interests in Partnership profits (as determined pursuant to Section 3.8) or in such other proportions as they may agree. Any such advance shall be nonrecourse to the Defaulting Partner and shall be secured by, and the Non-Defaulting Partner(s) advancing such funds shall have a security interest in, the Partnership interest of the Defaulting Partner to secure the obligation of the Defaulting Partner to repay the amount advanced, with interest thereon at a rate equal to 15% per annum or the highest legal rate that the Defaulting Partner may be required to pay under Connecticut law, whichever is less. Any funds that become available for distribution to the Defaulting Partner from the Partnership shall immediately be applied to repaying the Non-Defaulting Partner(s) for any sums so advanced on behalf of the Defaulting Partner, plus interest accrued thereon. If no funds have been advanced by any Non-Defaulting Partner, any funds that become available for distribution to the Defaulting Partner from the Partnership shall be retained by the Partnership and applied to the additional Capital Contribution obligation of the Defaulting Partner.

     3.3 No Interest; No Return. No Partner shall be entitled to receive interest on any Capital Contribution or on such Partners' Capital Account. No Partner shall have any right to demand or receive the return of his Capital Contribution or to receive any distributions from the Partnership, except as specifically provided in this Agreement.

     3.4 No Distributions in Kind. No Partner shall be entitled to demand or receive property other than cash in return for his Capital Contribution. If, in the event of a liquidation and winding up of the Partnership, the Managing Partner in his discretion determines that some or all of the Partnership's property shall be distributed in kind, such property shall be valued and gain or loss shall be determined as though such property had been sold. The deemed gain or loss with respect to such property shall be allocated to the Partners in accordance with Section 4.2 and the Capital Accounts of the Partners shall be appropriately adjusted to reflect such allocation.

     3.5 No Priority Among Partners. Except as specifically provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital
Contributions or as to profits, losses or distributions.

     3.6 Loans By Partners. From time to time, any Partner may make loans to the Partnership or advance money on its behalf (but only to the extent required by the business of the Partnership, as determined by the Managing Partner and agreed to by a Majority of the Number of Partners). Such loans shall bear interest at the
      Prime Rate of Chemical Banking Corporation, or any
successor thereto as in effect from time to time, with changes in such interest rate taking effect as and when changes in such prime rate shall occur. The amount of any required payments of principal and interest with respect to any such loan or advance shall be an obligation of the Partnership to the lending Partner that is payable before any distributions are made from Available Cash or from the proceeds of Interim Capital Transactions or a Capital Transaction.

     3.7 No Deficit Restoration. In no event shall any Partner, by reason of his execution of this Agreement, be obligated, upon the liquidation of the Partnership, to make an additional Capital Contribution to the Partnership in an amount equal to a deficit balance in his Capital Account.

     3.8 Allocations and Distributions Among Partners. Unless otherwise provided herein, all Capital Contributions required to be made by the Partners, all allocations to the Partners of Taxable Income and Tax Losses, and all distributions to the Partners shall be apportioned, allocated or distributed, as the case may be as follows (the so-called "Standard Allocation"):

                                              Standard
          Partner                            Allocation

          Charles Nirenberg                  46.4286%
          Mitchell J. Kupperman              17.8571%
          Gregory G. Landry                  17.8571%
          Robert B. Stein, Jr.               17.8571%
          Frank Colaccino                      .0001%

     3.9  Capital Accounts. The Partnership shall establish a
Capital Account for each Partner, which shall be adjusted and maintained in accordance with the principles set forth in the Code and Treasury Regulation Sections 1.704-1(b).

     3.10 Admission of Additional Partners. Except as provided in
Article VI, no person shall be admitted to the Partnership without the prior written consent of a Majority of the Number of Partners in the Partnership.


      ARTICLE IV. ALLOCATIONS OF TAXABLE INCOME AND LOSSES

     4.1 Taxable Income and Tax Losses from Operations. Except as provided in Section 4.3, all Taxable Income and Tax Losses of the Partnership from operations in the ordinary course of its business (as distinguished from Interim Capital Transactions and
      Capital Transactions) for each Fiscal Year or part thereof shall be allocated in accordance with the Partner Percentage
Interests.

     4.2 Taxable Income and Tax Losses from Interim Capital Transactions and Capital Transaction. Except as provided in
Section 4.3, all Taxable Income and Tax Losses of the Partnership from the occurrence of an Interim Capital Transaction or a Capital Transaction shall be allocated in the following order of priority:

          (a) In the event there is Taxable Income to be allocated:

            (i) first, Taxable Income shall be allocated pro rata among the Partners to the extent necessary to cause the Capital Account of each Partner to be equal to his Unrecovered
                    Capital Contribution; and

           (ii) then, any remaining Taxable Income shall be allocated in accordance with the Partner
                    Percentage Interests.

          (b) In the event that there are Tax Losses to be allocated:

            (i) if any one or more of the Partners has a positive balance in his Capital Account, an amount of Tax Losses equal to the aggregate among such Partners in the proportion that the positive balance of each such Partner's Capital Account bears to the aggregate positive balances of all such Partners' Capital Accounts; and

           (ii) then, after such allocations have been made (or in the event that each Partner has a zero or negative balance in his Capital Account), any remaining Tax Losses shall be allocated in accordance with the Partner Percentage Interests.

     4.3  Allocations Relating to Nonrecourse Liabilities.

          (a) Notwithstanding anything in this Agreement to the contrary, in the event that there is a net decrease in the Minimum Gain for any Fiscal Year, each Partner shall, before any other allocation is made for such Fiscal Year, be allocated items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in proportion to, and to the extent of, the portion of such Partner's share of the net decrease in the
      Minimum Gain during such Fiscal Year that is attributable to the disposition of Partnership property subject to one or more Nonrecourse Liabilities of the Partnership. Any such Minimum Gain chargeback required pursuant to this Section 4.3(a) for a Fiscal Year shall consist first of gains recognized from the disposition of items of Partnership property subject to one or more Nonrecourse Liabilities to the extent of the decrease in Minimum Gain attributable to the disposition of such items of property (or, if such gains exceed the amount of Minimum Gain chargeback for such Fiscal Year, the Minimum Gain chargeback shall consist of a proportionate share of each share gain), and the remainder of such Minimum Gain chargeback shall consist of a pro rata portion of the other items of Partnership income and gain for the Fiscal Year.

          (b) Pursuant to section 1.752-1T(e)(3)(ii)(C)(1) of the Treasury Regulations, the Partners' interest in Partnership profits for purposes of determining their share of the Nonrecourse Liabilities of the Partnership shall be determined under Section 3.8 hereof.


                    ARTICLE V. DISTRIBUTIONS

     5.1 Distribution of Available Cash. The Managing Partner shall have the right, in his sole discretion, to cause the Partnership to distribute to the Partners any portion or all of the Partnership's Available Cash at any time and from time to time, or may determine to make no distributions whatsoever. Any Available Cash which the Managing Partner determines to distribute shall be distributed in accordance with the Partner Percentage Interests.

     5.2  Distribution of Proceeds of Interim Capital
Transactions. The proceeds of an Interim Capital Transaction shall be distributed in the following order of priority:

          (a) to the payment of the debts and liabilities of the Partnership then due, except debts and liabilities owing to the Partners;

          (b) to the establishment of any reserves which a Majority of the Number of Partners deems reasonably necessary for any anticipated, contingent or unforeseen liabilities or obligations of the Partnership arising out of, or in connection with, the conduct of the business of the Partnership. However, if the Managing Partner does not agree with the decision made by the Majority of the Number of Partners with respect to establishing reserves, the Managing Partner shall have the right to obtain a written report from an independent accounting firm which report must be given consideration by the Partners in connection with the re-vote that will occur after such report has been reviewed;

          (c) to the repayment of any debts and liabilities then due from the Partnership to the Partners;

          (d) then, to the Partners pro rata on the basis of their respective Unrecovered Capital Contributions until each Partner has received an aggregate amount equal to his Unrecovered
Capital Contribution; and

          (e) any remaining proceeds shall be distributed in accordance with the Partner Percentage Interests (subject to adjustments under Section 6.5(b)).

     5.3 Distributions of Proceeds of Capital Transaction. The proceeds of a Capital Transaction and from the liquidation of the assets of the Partnership following dissolution, after the excess of such liquidation, shall be distributed in the following order of priority:

          (a) to the payment of the debts and liabilities of the Partnership then due, except debts and liabilities owing to the Partners;

          (b) to the establishment of any reserves which a Majority of the Number of Partners deems reasonably necessary for any anticipated, contingent or unforeseen liabilities or obligations of the Partnership arising out of, or in connection with, the conduct of the business of the Partnership. However, if the Managing Partner does not agree with the decision made by the Majority of the Number of Partners with respect to establishing reserves, the Managing Partner shall have the right to obtain a written report from an independent accounting firm which report must be given consideration by the Partners in connection with a re-vote that will occur after such report has been reviewed;

          (c) to the repayment of any debts and liabilities owing by the Partnership to the Partners; and

          (d) then, to the Partners pro rata on the basis of their respective Unrecovered Capital Contributions until each Partner has received an aggregate amount equal to his Unrecovered
Capital Contribution; and

          (e)  to the Partners in accordance with the Partner
Percentage Interests (subject to adjustment under Section
6.5(b)).


             ARTICLE VI. ASSIGNMENT AND SUBSTITUTION

     6.1  Restrictions on Transfers.

          (a) No Partner shall have the right to, and each Partner hereby agrees that he will not, sell, assign, transfer or otherwise dispose of (collectively referred to as "Transfers" and each individually as a "Transfer") his interest in the Partnership or any part thereof except as permitted herein. Any Transfer in violation of this Agreement shall be null and void as against the Partnership except as otherwise provided by law.

          (b) No Partner shall pledge, hypothecate or otherwise encumber his interest in the Partnership without the prior written consent of all of the other Partners, which may be given or withheld in their sole and absolute discretion.

          (c)  No transferee of any part or all of the
Partnership interest of the Partner shall become a substitute
Partner without the prior written consent of all of the other
Partners, which may be given or withheld in their sole and absolute discretion.

     6.2  Transfers by Partners.

          (a) In the event that any Partner (the "Offering Partner") wishes to Transfer all or a portion of his Partnership interest the ("Offered Interest") to any Person, whether or not a Partner,, the other Partners shall have the right to purchase the Offered Interest as provided herein.

          (b) In the event that the Offering Partner shall receive a bona fide firm offer, acceptable to him, or shall enter into a bona fide contract to Transfer his Partnership interest (which, in either case, shall be subject to the right of purchase provided hereunder), the Offering Partner shall deliver a photocopy of such offer or contract to the other Partners, together with the name and address of the proposed Transferee. The Offeree Partners shall have the right to purchase the Offered Interest at the same price and upon the same terms and conditions set forth in such offer or contract by giving written notice to that effect to the Offering Partner within 20 days following receipt of the photocopy of the offer or contract. The Offeree Partners shall have the right to purchase the Offered Interest in proportion to their respective interests in Partnership profits (as determined pursuant to Section 3.8) or in such other proportions as they may agree.

          (c) In the event that the Offering Partner has not received written notice within the 20-day period described above that one or more of the Offeree Partners is purchasing the entire Offered Interest, the Offeree Partners shall be deemed to have
      waived their right to purchase the Offered Interest and the
Offering Partner shall then be free to close and complete the Transfer of the entire Offered Interest at the price and upon the same terms and conditions set forth in such offer or contract. If, however, any such proposed Transfer is not closed and completed within 60 days thereafter in accordance with the terms of such offer or contract, the rights of the Offeree Partners under this Section 6.2 shall be fully restored and reinstated. No Transfer of a Partnership interest shall be made on terms materially different than those set forth in the original offer or contract without first re-offering such interest to the other Partners on such different terms.

          (d) Any closing among the Partners in respect of the transactions described in this Section 6.2 shall be held on a date specified by the purchasing Partner(s) to the Offering Partner at the office of the Partnership or at the office of the Partnership's attorneys, but, in any event, not later than 90 days after the date on which Offeree Partners received photocopies of the original offer or contract from the Offering Partner. If more than one Offeree Partner wishes to purchase the Offered Interest, then, unless they agree otherwise, they shall purchase the Offered Interest in proportion to their respective interests in Partnership profits (as determined pursuant to Section 3.8 hereof). At such closing, the purchaser(s) shall pay the purchase price of the Offered Interest in accordance with the terms of the offer or contract, and the Offering Partner shall execute and deliver all appropriate documents to transfer the Offered Interest to the purchaser(s) thereof.

     6.3 Permitted Assignment. Each Partner may assign from time to time his rights to receive any portion or all of the distributions to which he may be entitled under the terms of this Agreement and any or all allocations of items of income, gain, loss, deduction, credit and other Partnership items with which he may be credited or charged hereunder; provided, however, that no such assignment shall be effective until the Partner has given notice to the Managing Partner of such assignment and the Managing Partner has determined that such assignment is not prohibited under Section 6.4 or 6.5(d).

     6.4 Limitation on Transfer and Assignments. Notwithstanding anything in this Agreement to the contrary, no Transfer, pledge or hypothecation of a Partnership interest shall be effective and no Partner shall have the right to consent thereto, unless, in the opinion of counsel to the Partnership, such transaction would not result in the classification of the Partnership as an association taxable as a corporation for Federal income tax purposes or a violation of any applicable law or regulation. Any Transfer, pledge or hypothecation shall be effected in such
      manner as shall, in the opinion of counsel to the
Partnership, be necessary to maintain the classification of the Partnership as a partnership for Federal income tax purposes and compliance with all applicable laws and regulations.

     6.5  Consequences Upon the Departure of a Partner.

          (a) Early Departure. In the event of the occurrence of an Early Departure with respect to any Partner other than Frank Colaccino or Charles Nirenberg, such Partner's interest in the Partnership may, at the option of the Partnership, be purchased by the Partnership at a purchase price equal to the lesser of (a) or (b), where (a) equals the amount that such Partner would receive if all of the assets held by DM Associates Limited Partnership were sold at their fair market value and the net proceeds from such sale were distributed among the Partners of DM Associates Limited Partnership in accordance with the terms of the limited partnership agreement of DM Associates Limited Partnership and, thereafter, the Partnership were dissolved in accordance with the terms of this Agreement, or (b) such Partner's Unrecovered Capital Contribution plus 6% per annum simple interest on such Unrecovered Capital Contribution from the date the Partner contributed his initial capital to the Partnership to the date of the occurrence of such Partner's Early Departure. In the event the Partnership does not ]give such departing Partner written notice, within 30 days after the later of (i) the effective date of the Partner's Departure, or (ii) the date that the Partner notifies the Partnership in writing of the commencement of the 30-day period under this sentence, of the Partnership's intent to purchase the departing Partner's interest then such Partner's Departure shall thereafter be treated as a Later Departure.

     Such purchase price shall be payable, at the option of the Managing Partner, in either cash or notes. If said purchase price is payable with a note, said note shall be payable in full upon the earlier of (i) five years from the date of the occurrence of the Early Departure, or (ii) the liquidation of the Partnership, and shall bear simple interest at the lower of 10% per annum or at a fixed rate equal to the Prime Rate of Chemical Banking Corporation on the date of the Note, which interest shall accrue and be payable upon the maturity of the note. In addition, payment of such note shall not be a Partnership priority but shall be paid on a pro rata basis with the distributions that are or will be made to the Partners under Section 5.2(d) and (e) and
Section 5.3(d) and (e).

          (b) Later Departure. In the event of the occurrence of a Later Departure with respect to any Partner (other than Frank Colaccino or Charles Nirenberg, as to whom none of the provisions of this Section 6.5(b) are applicable), such Partner shall not be required to sell his interest in the Partnership to the
      Partnership at such time. However, in such event, any cash that might be thereafter allocable to such Partner under Section 5.2(e) and Section 5.3(e) (and a corresponding amount of taxable income) shall be reduced by a percentage equal to the Later Departure Percentage. Any amount that is allocated away from the departing Partner shall be reallocated (along with the corresponding income) to the remaining Partners in the Partnership in accordance with their relative Partner Percentage Interests in the Partnership.

          (c)  Definitions. For purposes of this Section 6.5:

            (i) an "Early Departure" shall mean, with respect to any Partner (other than Frank Colaccino and Charles Nirenberg), a Departure which occurs either (a) by resignation by such Partner of his employment by Dairy Mart Convenience Stores, Inc. prior to March 12, 1996, or (b) at any time after the date of this Agreement by virtue of termination of such Partner's employment by Dairy Mart Convenience Stores, Inc. for Cause.

           (ii) a "Later Departure" shall mean, with respect to any Partner (other than Frank Colaccino and Charles Nirenberg), a Departure which occurs either (a) by resignation by such Partner of his employment by Dairy Mart Convenience Stores, Inc. on or after March 12, 1996, or (b) at any time by virtue of termination of such Partner's employment by Dairy Mart Convenience Stores, Inc. without Cause.

          (iii) the "Later Departure Percentage" shall equal the percentage equivalent of the fraction, the numerator of which is the number of months from the date of the Partner's Departure to the date of the subject distribution under either Section 5.2 or
                    Section 5.3 and the denominator of which is the number of months from March 12, 1992 to the date of the distribution under either
                    Section 5.2 or Section 5.3. For purposes of computing the fraction, the beginning month and ending month of each time sequence shall be treated as whole months. For example, if a Partner leaves on January 2, 1996 and a distribution is made under Section 5.2(e) on December 25, 1997, then the amount that the Partner would have otherwise received had he remained a Partner would be reduced by 24/72 or 33-1/3%.

           (iv) "Cause" shall mean either (a) failure of a person to follow the directions or instructions of the President or Board of Directors of Dairy Mart Convenience Stores, Inc. and continuation of such failure for fifteen (15) days after receipt by such person of written notice from the President or Board as to the specific nature of such failure, providing that such directions or instructions are lawful and do not require the violation of professional standards, or
                    (b) commission of a criminal act by a person which involves moral turpitude or which arises out of theft, embezzlement, or other actions against Dairy Mart Convenience Stores, Inc. or specifically arising out of the person's employment, or (c) other acts expressly constituting cause for termination under the laws of Connecticut.

          (d) Departure of Frank Colaccino. Prior to the occurrence of a Termination Event, Frank Colaccino shall not have the right to withdraw, or retire as a Partner of the Partnership, and Frank Colaccino shall not have the right to assign any of his rights or obligations with respect to his Partnership interest in the Partnership, without the express written consent of Partners holding more than 50% of the Partner Percentage Interests. For purposes of this Agreement, "Termination Event" means the execution of a written consent by the holders of more than 50% of the Partner Percentage Interests, in which such holders terminate the Partnership interest of Frank Colaccino in the Partnership, either based upon (i) the determination of such holders, in their discretion, that such termination is in the best interests of the Partnership, or (ii) the determination, in their judgment, that such termination would not have a material adverse effect upon DMCS with respect to any outstanding Notes of DMCS. Upon the occurrence of any Termination Event, the Partnership interest of Frank Colaccino hereunder shall immediately and automatically terminate and he shall have no further rights as a Partner of the Partnership. The Partnership shall pay to Frank Colaccino $100 in cash within 30 days after the occurrence of a Termination Event (but no delay in paying or failure to pay such amount shall change in any way the effectiveness of the termination of the Partnership interest of Frank Colaccino at the time of the aforesaid Termination Event.)


         ARTICLE VII. RIGHTS AND DUTIES OF THE PARTNERS

     7.1  Management Powers.

          (a) Subject to the provisions of Section 10.2 hereof, Charles Nirenberg shall serve as Managing Partner until he dies, becomes disabled, withdraws from the Partnership or voluntarily relinquishes his position. In the event that there is at any time no Managing Partner serving hereunder, a Majority of the Number of Partners shall, at a meeting called by any Partner upon at least ten days' notice to the other Partners, elect a new Managing Partner by the vote of a Majority of the Number of Partners. Pending such election, the Partners (acting by a Majority of the Number of Partners) shall, except as provided in Sections 7.1(b) and 7.2, have all authority provided under the Act to manage the business of the Partnership (subject to the provisions of the Agreement of Limited Partnership of DM Associates Limited Partnership).

          (b) The Managing Partner shall take such action as he deems necessary to provide for and supervise the operation of the Property and to manage the Partnership for the purposes set forth in Section 2.1, including, but not limited to, exercising on behalf of the Partnership, except to the extent expressly set forth to the contrary in Section 7.2 below, any and all authority and rights granted to the Partnership, as general partner of DM Associates Limited Partnership, a Connecticut limited partnership, pursuant to the Agreement of Limited Partnership of DM Limited Partnership, except that (i) prior to the occurrence of a Termination Event, (A) the Managing Partner shall not, and shall not have the authority to, vote or exercise consensual rights or direct the voting or exercise of consensual rights of any DMCS Shares, as defined in the Partnership Agreement of DM Associates Limited Partnership (the "DMCS Shares"), that the Partnership has the power and authority to vote pursuant to such Partnership Agreement, and (B) the Managing Partner shall not, and shall not have the authority to, sell or otherwise dispose of or direct the sale or other disposition of any DMCS Shares that the Partnership has the power and authority to sell or otherwise dispose of pursuant to the terms of such Partnership Agreement, and (ii) after the occurrence of a Termination Event, the Managing Partner shall not, and shall not have the authority to, vote or exercise consensual rights or direct the voting or exercise of consensual rights of any DMCS Shares that the Partnership has the power and authority to vote pursuant to such Partnership Agreement, unless such vote or exercise of consensual rights by the Managing Partner is agreed to by Partners representing more than 50% of the Partner Percentage Interests (and the Managing Partner shall vote (or direct the voting of) such DMCS Shares or shall exercise consensual rights (or direct the exercise of consensual rights) in connection with such
      DMCS Shares in such manner as Partners representing more than 50% of the Partner Percentage Interests shall direct). After the occurrence of a Termination Event, if the Managing Partner fails to vote (or direct the voting of) or exercise consensual rights with respect to (or direct the exercise of consensual rights with respect to) DMCS Shares that the Partnership has the power and authority to vote, in such manner as Partners representing more than 50% of the Partner Percentage Interests shall direct, then such DMCS Shares may be voted by ballot, proxy, or consent executed by Partners representing more than 50% of the Partner Percentage Interests. The Managing Partner agrees to manage and control the affairs of the Partnership to the best of his ability and to conduct the operations contemplated by this Agreement in a careful and prudent manner. The Managing Partner shall devote to the Partnership business all such time and effort as shall be required to operate and manage the business of the Partnership effectively and to carry out the purposes set forth in Section 2.1.

          (c) Except as provided in Section 7.2 and in Section 7.1(b), the Managing Partner shall have full charge of the management of the Partnership and the conduct of the Partnership's business in all respects. The Managing Partner shall have all of the rights and powers of a general partner as provided in the Act and as otherwise provided by law.

     7.2  Limitation on Authority of Managing Partner.

          (a) Notwithstanding anything in this Agreement to the contrary, (i) the Managing Partner shall not have the power to, and the Managing Partner does hereby agree that he will not, without the prior written consent of a Majority of the Number of the Partners, change the nature of the Partnership's business and
(ii) any withdrawal of funds deposited in a bank account of DM Associates Limited Partnership shall require the signatures of at least two Partners.

          (b) In the event that a Partner fails to respond to any written request for approval from the Partnership or another
Partner under this Agreement within 30 days after receipt thereof, he shall be deemed for all purposes of this Agreement to have approved such request.

          (c) Subject to the provisions of the Agreement of Limited Partnership of DM Associates Limited Partnership, Frank Colaccino shall have the right (but not be obligated), prior to the occurrence of a Termination Event, to vote or exercise consensual rights on behalf of the Partnership with respect to the Specified Percentage of DMCS Shares owned by DM Associates Limited Partnership, except that Frank Colaccino shall not have the right to make any such vote or give any such consent unless
      and until (i) Frank Colaccino shall have given not less than 7 days and not more than 30 days written notice to Gregory Landry (unless a Majority in Number of the Partners waives such notice with respect to a particular vote or consent) as to the proposal or election which is the subject of the vote or consent and as to whether Frank Colaccino intends to vote or consent in favor of such proposal or election (identifying the persons to be voted for), and (ii) Gregory Landry has expressly consented in writing to such vote or consent, by a writing delivered to Frank Colaccino. The Partnership shall give notice to Frank Colaccino as soon as reasonably practicable of any solicitation of proxies or consents relating to the DMCS Shares. Any such consent of Gregory Landry may be given or withheld in his sole discretion. When and if Gregory Landry receives a written notice from Frank Colaccino pursuant to this paragraph, Gregory Landry shall, if it is reasonably practicable to do so before the meeting or consent that is the subject of the notice, endeavor to send a copy of such notice to the other Partners; provided, however, that no failure to give a copy of such notice to the other Partners shall affect (x) the authority of Frank Colaccino, with the consent of Gregory Landry, to make such vote or give such consent or (y) the validity of such vote or consent. For the purposes of this Agreement, the "Specified Percentage" means a number of shares of the Class B Common Stock of DMCS representing 10% of the voting power of all outstanding capital stock of DMCS.

          (d) Prior to the occurrence of a Termination Event, Gregory Landry shall have the authority to vote or exercise consensual rights, or to direct the voting or exercise of consensual rights, of any DMCS Shares that the Partnership has the power and authority to sell or otherwise dispose of pursuant to the terms of such Partnership Agreement, except for those of such DMCS Shares as to which voting and consensual rights are governed by Section 7.2(c) above.

          (e) Prior to the occurrence of a Termination Event, Gregory Landry shall have the authority to sell or otherwise dispose of or direct the sale or other disposition of any DMCS Shares that the Partnership has the power and authority to sell or otherwise dispose of pursuant to the terms of such Partnership Agreement; provided, however, that any and all rights of Gregory Landry under this Section 7.2(e) shall be subject to any and all applicable limitations and provisions set forth in the Partnership Agreement of DM Associates Limited Partnership.

          (f) After the occurrence of a Termination Event, Sections 7.2(c), 7.2(d) and 7.2(e) shall be of no further effect and any voting or consensual rights to be exercised by the Partnership with respect to DMCS Shares shall be exercised in accordance with the provisions of Section 7.1(b) above and any
      and all rights to be exercised by the Partnership with respect to the sale or other disposition of DMCS Shares shall be exercised by the Managing Partner under the broad grant of authority vested in the Managing Partner pursuant to Sections 7.1(a) and 7.1(b) to manage the business and affairs of the Partnership, subject to any and all applicable limitations and provisions set forth in the Partnership Agreement of DM Associates Limited Partnership.

          (g) Notwithstanding anything in this Agreement to the contrary, it is expressly agreed that so long as Frank Colaccino remains a Partner he shall have no duties to the Partnership or the other Partners except for (i) the duty to perform the obligations expressly given to him herein and (ii) the duty not to take any other actions on the behalf or in the name of the Partnership or any other Partner hereof. In addition, Frank Colaccino shall have no liability or responsibility of any kind to the Partnership or its Partners, except for gross negligence, misconduct or fraud in the conduct of such aforementioned duties.

     7.3 Compensation. No Partner shall receive any fee, profit, or other compensation for carrying out his responsibilities under this Agreement. The Partnership shall reimburse the Managing Partner for all expenses incurred by him in performing his duties hereunder.

     7.4 Limitation on Liability of Partners. No Partner shall be liable, responsible or accountable in damages or otherwise to the Partnership or any other Partner for any act performed or omitted to be performed by him, except in the case of gross negligence, malfeasance, or fraud. The Partnership shall indemnify and hold each Partner harmless against any loss, damage, liability, cost or expense, including reasonable attorneys' fees, arising out of any act or failure to act by such Partner, if such act or failure is not attributable to gross negligence, malfeasance or fraud. The Managing Partner is authorized to cause the Partnership to obtain and maintain insurance in respect of the obligation set forth in this Section 7.4.

     7.5  Indemnification.

          (a) In the event that any one or more of the Partners (an "Indemnified Partner") other than Frank Colaccino at any time pays or becomes obligated to pay an amount in connection with any Partnership indebtedness, he shall promptly notify the other Partners (other than Frank Colaccino) of the amount (estimated, if not then known or liquidated) and nature of such obligation. The other Partners (other than Frank Colaccino) shall immediately pay to the Indemnified Partner their Proportionate Share of such amount so that each Partner (other than Frank Colaccino) bears his Proportionate Share of the total Partnership obligation. As
       used herein, a Partner's "Proportionate Share"  shall be such Partner's Partner Percentage Interest. Any Partner who fails to pay his contribution in full within five days after receiving a demand therefor shall be in default hereunder and shall be liable for all incidental damages, costs and expenses (including reasonable attorneys' fees) suffered by the Partnership and the Indemnified Partner as a result thereof. In addition to, and not in limitation of, any other legal or equitable remedies that may be available against such Partner as a result of such default, the amount of the contribution then in default plus the amount of such incidental damages shall bear interest at the rate specified in Section 3.6 until paid in full.

          (b) The Managing Partner, the Tax Matters Partner, and/or Frank Colaccino shall not be liable to the Partners due to any actions taken by any of them, except for their own gross negligence, willful misconduct or breach of this Agreement. In addition, any act or omission by the Managing Partner, the Tax Matters Partner, and/or Frank Colaccino the effect of which may cause or result in loss or damage to the Partnership or the Partners, if done in good faith and in accordance with sound business practices and otherwise in accordance with the terms of this Agreement, shall not subject the Managing Partner, the Tax Matters Partner, and/or Frank Colaccino, or any of their representatives, successors and assigns, to any liability. The Partnership agrees to indemnify and hold the Managing Partner, the Tax Matters Partner, and/or Frank Colaccino, their representatives, successors and assigns, harmless from any claim, loss, expense, liability, action or damage resulting from any such act or omission, including, without limitation, reasonable costs and expenses of administrative reviews and hearings with the IRS or other government agencies, litigation and appeal (and the reasonable fees and expenses of attorneys and accountants engaged by the Managing Partner, the Tax Matters Partner and/or Frank Colaccino in connection with any such administrative procedure or in the prosecution or defense of such litigation or appeal), but the Managing Partner, Tax Matters Partner, and/or Frank Colaccino shall not be entitled to be indemnified or held harmless due to, or arising from, their own gross negligence or willful misconduct.

          (c) Each Partner hereby grants to the other Partners a security interest in his interest in the Partnership, together with all proceeds thereof, to secure his obligation to pay all contributions, interest, incidental damages, costs and expenses suffered by any Indemnified Partner under this Section 7.5. In the event that any Partner fails to pay his contribution within the time prescribed in Section 7.5(b) and such failure continues for ten days after he receives written notice thereof then, in addition to all other rights and remedies available at law or in equity, the Indemnified Partner shall have all of the rights of a
       secured party under the Connecticut Uniform Commercial
Code with respect to such collateral.

     7.6 Other Business Ventures. Any of the Partners may engage in or possess an interest in other business ventures of every nature and description, independently or with others, and neither the Partnership nor the Partners shall have, or have the right to acquire, any right by virtue of this Agreement in and to such independent ventures or to the income or profits derived therefrom.

     7.7 Right to Rely on Authority of the Managing Partner. In no event shall any person dealing with the Managing Partner with respect to any Partnership business be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expediency of any act or action with the Managing Partner. Every contract, agreement, deed, mortgage, deed of trust, promissory note or other instrument or document executed by the Managing Partner with respect to any Partnership property or transaction shall be conclusive evidence in favor of any and every person relying thereon or claiming thereunder that (i) at the time of the execution and/or delivery of such instrument or document, this Agreement was in full force and effect, (ii) such instrument or document was duly executed in accordance with the terms of this Agreement and is binding upon the Partnership, and (iii) the Managing Partner was duly authorized and empowered to execute and deliver such instrument or document for and on behalf of the Partnership.


            ARTICLE VIII. PARTNERSHIP FISCAL AFFAIRS

     8.1 Banking. All funds of the Partnership shall be deposited and kept in its name in such Partnership bank account or other accounts as shall be designated by the Managing Partner. The Managing Partner shall disburse from such Partnership account any and all Partnership expenditures. Withdrawals therefrom shall, subject to the provisions of Section 7.2(a) hereof, be made upon such signature(s) as the Managing Partner shall determine.

     8.2 Partnership Funds. The Managing Partner shall have the authority temporarily to invest any funds of the Partnership that are not immediately necessary to meet Partnership expenses and obligations in such interest-bearing investments as the Managing Partner in his discretion shall determine.

     8.3 Books and Records. The Partnership shall maintain full and accurate books and records on the method of accounting determined by the Managing Partner and the Partnership's accountants, on a tax return basis or in accordance with generally accepted accounting principles consistently applied at
       all times during its continuance. At any time and from time to time while the Partnership continues and until its complete liquidation, each Partner or his representative may, upon reasonable notice and during reasonable business hours, fully examine the Partnership's books, records, accounts and assets, and may cause such examination to be made by any certified public accountant employed by him at his expense.

     8.4  Accounting and Reports.

          (a) Within 180 days after the end of each Fiscal Year, each Partner shall be furnished with a copy of the statement showing the profits and losses of the Partnership for such Fiscal Year and a copy of the detailed balance sheet of the Partnership as of the end of such Fiscal Year.

          (b) As soon as reasonably practicable after the end of each Fiscal Year, but in no event later than April 1 of the next succeeding year, each partner shall be furnished with such information as shall be necessary for the preparation of his Federal, state and local income and other tax returns. All accounting shall be determined by the Managing Partner and the Partnership's accountants.

     8.5  Income Tax Audits.

          (a) CHARLES NIRENBERG is hereby designated the tax matters partner (the "TMP"). If at any time the TMP ceases to represent the Partnership as the TMP, or voluntarily relinquishes his position as TMP, a new TMP shall be appointed by the Managing Partner. The TMP shall have primary responsibility for conducting negotiations with the Internal Revenue Service in connection with any administrative proceedings at the partnership level, and, if necessary, for filing a petition for a readjustment of a final partnership administrative adjustment.

          (b) The TMP may engage legal counsel and/or such other professionals as are in his judgment appropriate to represent the Partnership in any administrative and judicial proceedings in which the Partnership is involved. All reasonable expenses incurred by the TMP in connection with any administrative proceeding and/or judicial review of such proceeding, including reasonable attorneys' and accountant's fees, shall be paid by the Partnership.


                     ARTICLE IX. DISSOLUTION

     9.1  Causes of Dissolution.

          (a) Without violating this Agreement, a dissolution of the Partnership shall be caused:

            (i)     by expiration of the term specified in
                    Section 2.3, unless all of the Partners agree in writing to extend the term;

           (ii) by the written vote of all Partners who have not assigned their Partnership interests, either before or after the expiration of the term specified in Section 2.3; and

          (iii) by the sale, assignment or other disposition of all or substantially all of the assets of the Partnership; provided, however, that in the event that the Partnership receives notes or other evidences of indebtedness in consideration of a sale or other disposition of all or substantially all of its assets, the Partnership shall not dissolve under this clause (iii) until the date on which such notes or evidences of indebtedness have been paid in full or otherwise disposed of by the Partnership.

          (iv) by the occurrence of a Termination Event, unless all of the then remaining Partners agree, in a writing signed by all of them within 90 days of the date of the Termination Event, to continue the Partnership.

          (b) Unless a Majority of the Number of Partners agree in writing to continue the business of the Partnership within 90 days after the event listed, a dissolution shall also be caused:

            (i)     by the bankruptcy of any Partner or the
                    Partnership (within the meaning of Section
                    34-69(5) of the Act);

           (ii)     by the death or incompetency of any Partner;

          (iii) by the removal or withdrawal of a Partner from the Partnership;

           (iv) by any event that makes it unlawful for the business of the Partnership to be carried on
                    or for the Partners to carry it on in
                    partnership form; or

            (v)     by decree of court pursuant to the Act.

     9.2 Effect of Dissolution. In the event of a dissolution of the Partnership, the Managing Partner or, in the case of a dissolution described in Section 9.1(b)(i), (ii) or (iii) that was caused by the Managing Partner, the remaining Partners (in either case, the "Liquidating Partner") shall proceed to wind up and terminate the affairs and business of the Partnership. The Liquidating Partner shall liquidate the assets of the Partnership as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice. Pending such liquidation, the Liquidation Partner shall conduct the business and affairs of the Partnership so as to maintain the continuous operation thereof and to preserve the assets of the Partnership.

     9.3  Completion of Liquidation.

          (a)  The Liquidating Partner shall cause the
Partnership's accountants to prepare a statement setting forth the assets and liabilities of the Partnership as at the date of dissolution, which statement shall be furnished to all of the Partners.

          (b) The net proceeds of the liquidation of the Partnership shall be distributed to the Partners in accordance with Section 5.3 not later than the end of the taxable year in which the dissolution and liquidation of the Partnership occurs or, if later, within 90 days following the date of such dissolution and liquidation. Any reserves established pursuant to
Section 5.3(b) for anticipated, contingent or unforeseen liabilities shall be paid over to an escrow agent selected by the Liquidating Partner and held by such agent for the purposes of disbursing such reserves in payment of any of the aforementioned liabilities, and, at the expiration of such period as the Liquidating Partner deems advisable, any balance shall be distributed to the Partners in accordance with Section 5.3.


                    ARTICLE X. MISCELLANEOUS

     10.1 Notices. All notices and demands under this Agreement shall be in writing, and either hand-delivered or sent by nationally-utilized overnight delivery service or mailed, first class postage prepaid, by certified or registered mail, return receipt requested, directed to the parties at their respective addresses set forth in this Agreement and to the Partnership at its place of business set forth above. Any such notices and
       demands shall be deemed to have been given and made on the date on which hand-delivered or one business day following the date sent by nationally-utilized overnight delivery service or four days following the date mailed as hereinabove provided, as the case may be. Any party hereto may designate a different address to which notices and demands shall thereafter be directed by written notice given to the other Partners and the Partnership in the manner set forth above.

     10.2 Amendment. This Agreement may be modified or amended at any time and from time to time by a writing signed by Partners representing more than 50% of the Partner Percentage Interests; provided, however, that the Partnership Agreement may not be amended to change the identity, powers or rights of the Managing Partner without receipt of a written consent from one or more Limited Partners of DM Associates Limited Partnership holding not less than a forty-five percent limited partnership therein, which consent shall be accompanied by a letter to the effect that such limited partner does not believe that the Managing Partner is acting in the best interests of the limited partners, taken as a whole, and supported by reasonable factual determinations.

     10.3 Additional Documents. Each Partner agrees to execute, with acknowledgment or affidavit if required by the Managing
Partner, any and all documents and writings which may be necessary or expedient in connection with the creation of the Partnership and the achievement of its purposes.

     10.4 Waiver of Partition. Each Partner hereby irrevocably waives any right that he may have to maintain any action for partition with respect to any Partnership property.

     10.5 Validity. In the event that any provision of this Agreement shall be held to be invalid, the same shall not affect in any respect whatsoever the validity of the remainder of this Agreement.

     10.6 Entire Agreement. This Agreement, together with (a) the letter from Charles Nirenberg to HNB Investment Corp., The Nirenberg Foundation, Inc., Gregory G. Landry, Mitchell J. Kupperman, and Robert B. Stein, Jr. dated as of the date of this Agreement and agreed to in writing by such addressees, (b) the Partnership Agreement of New DM Management Associates I being executed of even date herewith among the parties hereto and Frank Colaccino, (c) the Partnership Agreement of DM Associates Limited Partnership, as amended by the First Amendment thereto being executed of even date herewith, and (d) the letter agreement among DM Associates Limited Partnership, its Partners, the Partners of the Partnership, and FCN Properties Corporation, dated as of the date of this agreement and relating, among other
       things, to the application of $325,000 to the indebtedness owed by DM Associates Limited Partnership to FCN Properties Corporation, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes any prior agreement or understandings among them, oral or written (including without limitation, to the extent inconsistent herewith, that certain letter agreement dated September 8, 1994 among the parties hereto and HNB Investment Corp.).

     10.7 Headings, Etc. The headings in this Agreement are for the convenience and reference only and shall not affect the interpretation of this Agreement. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the plural and the singular, and pronouns stated in the masculine shall include the feminine and the neuter.

     10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut applicable to agreements made and to be performed entirely within this state.

     10.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute on and the same instrument.

     10.10 Successors and Assigns. This Agreement shall be binding upon the parties hereto, and their respective heirs, executors, administrators, other legal representatives, successors and assigns, and shall inure to the benefit of the parties hereto, and, except as otherwise provided herein, to their respective heirs, executors, administrators, other legal representatives, successors and assigns.

          IN WITNESS WHEREOF, the parties hereto have executed
this Partnership Agreement as of the date first above written.


                                 /s/ Charles Nirenberg

                                 CHARLES NIRENBERG


                                 /s/ Mitchell J. Kupperman

                                 MITCHELL J. KUPPERMAN


                                 /s/ Gregory G. Landry

                                 GREGORY G. LANDRY


                                 /s/ Robert B. Stein, Jr.

                                 ROBERT B. STEIN, JR.


                                 /s/ Frank Colaccino

                                 FRANK COLACCINO

                            Exhibit A

               TO NEW DM MANAGEMENT ASSOCIATES II
                      PARTNERSHIP AGREEMENT




                                   Initial        Percentage
Partner                            Capital        Interest


Charles Nirenberg                  $ 4.64         46.4286%
Mitchell J. Kupperman                1.79         17.8571%
Gregory G. Landry                    1.78         17.8571%
Robert B. Stein, Jr.                 1.78         17.8571%
Frank Colaccino                       .01           .0001%
Total                              $10.00             100%




                            EXHIBIT I

   SECTION 6.7 OF DM ASSOCIATES LIMITED PARTNERSHIP AGREEMENT


     Section 6.7 - Allocation of Net Profits and Net Loss from
Capital Transactions Upon a Liquidation of the Partnership.

          (a) Except as provided in Section 6.8, all Net Profits of the Partnership in connection with a dissolution and winding up of the Partnership shall be allocated to the Partners and/or the Special General Partner in the following manner and priority:

               (1) First, to the Class A Limited Partner until the positive balance in the Capital Account of the Class A
Limited Partner is equal to the sum of the Unrecovered Capital of the Class A Limited Partner and the 6% Preferred Return;

               (2) Then, to the Class B Limited Partners until the positive balance in the Capital Account of the Class B
Limited Partners is equal to the Unrecovered Capital of the Class
B Limited Partners.

               (3) Then, to the Class A Limited Partner until the positive balance in the Capital Account of the Class A
Limited Partner is increased by an amount equal to the Balance of the Class A Limited Partner's 9% Preferred Return;

               (4) Then, to the Class B Limited Partners until the positive balance in the Capital Account of the Class B
Limited Partners is increased by an amount equal to the 9%
Preferred Return;

               (5) Then, to the General Partner until the posi-tive balance of the Capital Account of the General Partner is equal to the Unrecovered Capital of the General Partner;

               (5A) Then, to the Special General Partner until the positive balance of the Capital Account of the Special
General Partner is equal to the Unrecovered Capital of the Special General Partner.

               (6)  Then, to the Limited Partners until the
positive balance in the Capital Account of the Limited Partners is increased by an amount equal to the Balance of the Limited
Partners' 15% Preferred Return under Section 6.3(g);

               (7) Then, to the Class B Limited Partners and the General Partner until the positive balance in their Capital Accounts is increased by the Balance of the Special 15% Priority that is or was distributed to such Partners under Section 6.3(h);

               (8) Next, to the General Partner until the posi-tive balance in the Capital Account of the General Partner is increased by an amount equal to the 15% Preferred Return;

               (9)  Thereafter, to the Partners and/or the
Special General Partner in accordance with, and in proportion to the amounts received, or to be received, by them pursuant to
Section 6.3(j).
          (b) Net Losses from Capital Transactions upon a liquidation of the Partnership shall be allocated first to those Partners and/or the Special General Partner with positive Capital Account balances, pro rata, until such Capital Account balances have been reduced to zero. The balance of Net Losses, if any, shall be allocated, pro rata, in accordance with the Partners' Percentage Interests.

                            EXHIBIT J

                  SECTION 6.1 OF LOAN AGREEMENT

6.1  Events of Default

     Each of the following is an Event of Default under this
Agreement:

     (a) The failure of the borrower to make payment of principal and/or interest due under the Note when due;

     (b) the failure of the Borrower to pay any amount due the Authority pursuant to Section 5.2 or Section 5.3 or any other Secured Obligations within the time prescribed by this Agreement, and if no time is prescribed, within thirty (30) days of demand therefor made by the Authority;

     (c) the inaccuracy in any material respect of any representation made by or on behalf of the Borrower or the Company in the Loan Application, this Agreement or any of the other Financing Documents, provided that, if such inaccuracy is susceptible to cure, such inaccuracy continues for thirty (30) days after notice thereof from the Authority;

     (d) the material breach by the Borrower of any of its warranties in Section 4 of this Agreement or in any of the other Financing Documents, provided that, if such breach is susceptible to cure, such breach continues for thirty (30) days after notice thereof from the Authority;

     (e) the failure, for thirty (30) days after notice thereof from the Authority, of the Borrower to observe or perform any other covenant or agreement of the Borrower in this Agreement, including but not limited to Section 5, or in any of the other Financing Documents;

     (f) the failure, for thirty (30) days after notice thereof from the Authority, of the Company to perform or observe, or to cure any breach of, any term or condition set forth in the Company Letter, whether expressed as a matter of intent, warranty or agreement and without regard to whether such term or condition is enforceable against the Company or such failure by the Company is excusable as a matter of law;

     (g) the occurrence of any event of default under the Credit Agreement and either (i) the declaration by the Agent of the termination of any lending commitment thereunder, or (ii) the acceleration of, or notice by the Agent of the acceleration of, the maturity of any indebtedness due thereunder;

     (h) without the authority's prior written consent, (i) the disposition of assets by the Company (including by way of the disposition of the stock or assets of any Subsidiary) in any one fiscal year of an aggregate net book value in excess of $10,000,000 other than in the ordinary course of business, or which causes the Company's Consolidated Tangible Capital (as defined in the Credit Agreement as of the date hereof, except that for purposes hereof the aggregate outstanding principal amount of the Company's Subordinated Debentures (also as defined in the Credit Agreement) shall be excluded from Consolidated Tangible Capital) to fall below $11,000,000, (ii) the dissolution or liquidation of the Company, (iii) the merger or consolidation of the Company into or with any other Person, (iv) the acquisition of the Company by any other Person, or (v) any amendment to the Restated Certificate of Incorporation of the Company effecting any change in the provisions with respect to the Class B Common Stock, or the preference or priority of any class or series of capital stock of the Company relative to the Class B Common Stock, or which would violate or result in the violation of any other provisions of the Financing Documents or constitute or result in a Default or Event of Default.

     (i) without the Authority's prior written consent, the issuance of any additional shares of common stock of the Company or of any securities convertible into shares of common stock of the Company, except

          (1) common stock issued to employees, officers and directors pursuant to and within the limits of the Company's stock option and employee stock purchase plans as described in and in existence as of the date of the Company's 1991 Proxy Statement; and

          (2) additional shares of common stock or convertible securities the issuance of which does not result in a reduction, which in the reasonable judgment of the Authority is material, in either book value per share or earnings per share for the Company's common stock on a fully-diluted basis (giving effect to the issuance of such additional shares of common stock or convertible securities) below the book value per share and earnings per share, respectively, reported by the Company for the fiscal year ended February 1, 1992 (the "Target Amounts per Share");

and provided further that, following the issuance of any such common stock or convertible securities otherwise permitted under clause (1) or (2) hereof, the common stock of the Company owned by the Borrower continues to represent at least 51% of the voting power of the Company's common stock generally. For purposes of this subparagraph (i): (A) the Target Amounts per Share shall be adjusted appropriately for the effect of any stock split, stock dividend, recapitalization or similar event otherwise permitted under this Agreement; (B) earnings after giving effect to the issuance of such additional shares of common stock or convertible securities shall be deemed to be the sum of (y) the Company's net income for its most recent four fiscal quarters for which results
      are then publicly available, and (z) an amount equal to the after-tax savings that would be reasonably expected to result over the twelve-month period following the date of such issuance if the net proceeds to the Company of such issuance were applied to the repayment of principal outstanding under the Credit Agreement, assuming for purposes hereof that the borrowing rate for such twelve-month period was the borrowing rate in effect under the Credit Agreement on the date of such issuance; (C) any non-cash net proceeds realized from the issuance of such additional shares of common stock shall be valued for the purposes of clause (B) above at the market value of the Company's common stock issued in consideration thereof; and (D) the effect of the issuance of convertible securities on earnings per share, book value per share and voting control shall be determined on the date that the convertible securities are issued (as if the securities were converted, for the conversion price, on the date of issuance), rather than on the date that such securities are in fact converted.

     (j) the creation or issuance of any class of capital stock of the Company having any preference or priority over the Class B
Common Stock;

     (k)  the conversion by the Borrower of any of its Class B
Common Stock into the Company's Class A Common Stock;

     (l) the failure of the Borrower or the Company generally to pay its debts as such debts become due; and

     (m) the entry of a decree or order for relief by a court having jurisdiction in respect of the Borrower or the Company in an involuntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, or the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Borrower or the Company or for any substantial part of the Property of either, or the issuance of an order for the winding-up or liquidation of the affairs of the Borrower or the Company and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or upon the commencement by the Borrower or the Company of a voluntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, or the consent by the Borrower or the Company to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Borrower or the Company or for any substantial part of the property of either or the making by the Borrower or the Company of any assignment for the benefit of creditors, or the taking of
       partnership or corporate action by the Borrower or the
Company, respectively, in furtherance of any of the foregoing.
                            EXHIBIT K



     The undersigned agree that a statement on Schedule 13D to be filed with the Securities and Exchange Commission on February
6th, 1995, will be filed on behalf of each of them.



NEW DM MANAGEMENT ASSOCIATES I  DM ASSOCIATES
                                LIMITED PARTNERSHIP

   /s/ Charles Nirenberg        By New DM Management Associates
I
By:                                Its General Partner
   Charles Nirenberg
   Its Managing Partner            /s/ Charles Nirenberg
                                By:
                                   Charles Nirenberg
                                   Its Managing General Partner
NEW DM MANAGEMENT ASSOCIATES II

                                /s/ Charles Nirenberg
   /s/ Charles Nirenberg
By:                             Charles Nirenberg
   Charles Nirenberg
   Its Managing Partner         /s/ Robert B. Stein, Jr.

                                Robert B. Stein, Jr.

                                /s/ Gregory G. Landry

                                Gregory G. Landry

                                /s/ Mitchell J. Kupperman

                                Mitchell J. Kupperman

                                /s/ Frank Colaccino

                                Frank Colaccino